Exhibit 2.1

SECURITIES PURCHASE AGREEMENT

BY AND AMONG

LG PANADERO, L.P.
as a Seller and as the Seller Representative,

BLUE WATER PANADERO INVESTORS II, LLC
and
BAKER AGGREGATES INVESTMENTS, LLC
as Sellers,

the other Sellers party hereto,

PANADERO CORP.
and
PANADERO AGGREGATES HOLDINGS, LLC
as the Companies,
and

MARTIN MARIETTA MATERIALS, INC.,
as Buyer

Dated as of June 23, 2017

Table of Contents
Page
Article 1	SALE AND PURCHASE OF THE SECURITIES; CLOSING	1

1.1	Sale and Purchase of the Securities	1
1.2	Purchase Price	1
1.3	Closing	2
1.4	Pay-Off Letters	2
1.5	Closing Actions and Deliveries	2
1.6	Purchase Price Determination	3
1.7	Purchase Price Allocation	6
1.8	Withholding	7

Article 2	TERMINATION	7

2.1	Termination of Agreement	7
2.2	Procedure Upon Termination	8
2.3	Effect of Termination	8

Article 3	REPRESENTATIONS AND WARRANTIES RELATING TO THE SELLERS	9

3.1	Organization and Good Standing	9
3.2	Authorization of Agreement	9
3.3	Title	9
3.4	Conflicts; Consents of Third Parties	10
3.5	Litigation	10
3.6	Financial Advisors	10
3.7	Power of Attorney Relating to Certain Sellers	11

Article 4	REPRESENTATIONS AND WARRANTIES RELATING TO PANADERO CORP	11

4.1	Organization and Good Standing	11
4.2	Authorization of Agreement	11
4.3	Capitalization	11
4.4	Conflicts; Consents of Third Parties	12
4.5	Taxes	12
4.6	Operations of Panadero Corp	13
4.7	Absence of Certain Developments	13

Article 5	REPRESENTATIONS AND WARRANTIES RELATING TO PANADERO AGGREGATES	13

5.1	Organization and Good Standing	13

5.2	Authorization of Agreement	14
5.3	Conflicts; Consents of Third Parties	14
5.4	Capitalization	15
5.5	Subsidiaries	15
5.6	Financial Statements	15
5.7	No Undisclosed Liabilities	16
5.8	Taxes	16
5.9	Real Property	17
5.10	Title to Assets; Related Matters	18
5.11	Intellectual Property	18
5.12	Company Contracts	19
5.13	Employee Benefits Plans	20
5.14	Labor	21
5.15	Litigation	22
5.16	Compliance with Laws; Permits	22
5.17	Environmental Matters	23
5.18	Financial Advisors	23
5.19	Affiliate Transactions	23
5.20	Insurance Policies	24
5.21	Customers and Suppliers	24
5.22	Absence of Certain Developments	24

Article 6	REPRESENTATIONS AND WARRANTIES RELATING TO BUYER	24

6.1	Organization and Good Standing	24
6.2	Authorization of Agreement	24
6.3	Conflicts; Consents of Third Parties	24
6.4	Litigation	25
6.5	Investment Intention	25
6.6	Financial Advisors	25
6.7	Financial Capability	25
6.8	Solvency	26
6.9	Access and Investigation; Condition of the Business, No Other Representations; Non-Reliance	26

Article 7	COVENANTS	26

7.1	Access to Information	26
7.2	Conduct of the Business Pending the Closing	27

7.3	Regulatory Approvals	29
7.4	Further Assurances	32
7.5	Confidentiality	32
7.6	Indemnification, Exculpation and Insurance	32
7.7	Preservation of Records	34
7.8	Publicity	34
7.9	Employees	35
7.10	Tax Matters	36
7.11	No Solicitation	37
7.12	Termination of Affiliate Contracts	37
7.13	Real Estate Matters	37
7.14	Financing	38
7.15	Section 280G Matters	38

Article 8	CONDITIONS TO CLOSING	39

8.1	Conditions Precedent to Obligations of Buyer	39
8.2	Conditions Precedent to Obligations of the Sellers	40
8.3	Frustration of Closing Conditions	40

Article 9	MISCELLANEOUS	40

9.1	Survival	40
9.2	Specific Performance	41
9.3	Expenses	41
9.4	Governing Law	41
9.5	Jurisdiction; Consent to Service of Process	41
9.6	Waiver of Jury Trial	42
9.7	Entire Agreement	42
9.8	Amendments and Waivers	43
9.9	Notices	43
9.10	Severability	44
9.11	Binding Effect; Third-Party Beneficiaries; Assignment	45
9.12	Counterparts	45
9.13	Non-Recourse	45
9.14	Provision With Respect to Legal Representation	45
9.15	Exhibits and Disclosure Letters	46
9.16	Release	46
9.17	Seller Representative	46

Article 10	DEFINITIONS	48

10.1	Definitions	48
10.2	Other Definitional and Interpretive Matters	58
10.3	Joint Drafting	59

EXHIBITS
Exhibit A:	Components of Net Working Capital
Exhibit B:	Sample Calculation of Net Working Capital
Exhibit C:	Rules of Engagement for Valuation Firm

SECURITIES PURCHASE AGREEMENT

This SECURITIES PURCHASE AGREEMENT is made and dated as of June 23, 2017 (this “Agreement”), by and among (i) LG Panadero, L.P., a Delaware limited partnership (“Panadero LP”, and Panadero LP, in its capacity as representative of all of the Sellers, the “Seller Representative”), (ii) Blue Water Panadero Investors II, LLC, a Delaware limited liability company (“Blue Water”), (iii) Baker Aggregates Investments, LLC, a Delaware limited liability company (“Baker Aggregates”), (iv) the other sellers party hereto as evidenced on signature pages to this Agreement (the parties described in clauses (i) – (iv), collectively, the “Sellers”), (v) Panadero Corp., a Delaware corporation (“Panadero Corp”), (vi) Panadero Aggregates Holdings, LLC, a Delaware limited liability company (“Panadero Aggregates”; and Panadero Aggregates and Panadero Corp, together, the “Companies” and each a “Company”) and (vii) Martin Marietta Materials, Inc., a North Carolina corporation (“Buyer”).

RECITALS

WHEREAS, as of the date hereof, Panadero LP owns 100% of the issued and outstanding shares of capital stock of Panadero Corp (such shares of capital stock of Panadero Corp, $0.01 par value per share, the “Shares”);

WHEREAS, as of the date hereof, Panadero Corp, Blue Water, Baker Aggregates, and the other Sellers collectively own 100% of the issued and outstanding membership units of Panadero Aggregates (such membership units of Panadero Aggregates, the “Units”);

WHEREAS, the Sellers wish to sell to Buyer and Buyer wishes to directly purchase (a) from Panadero LP, the Shares, and (b) from Blue Water, Baker Aggregates, and the other Sellers (other than Panadero LP), the Units (the Shares, together with the Units (other than the Units held by Panadero Corp), the “Securities”), for the Purchase Price (as defined below) and upon the terms and subject to the conditions hereinafter set forth (the “Transaction”); and

WHEREAS, the Sellers, Panadero Corp, Panadero Aggregates and Buyer desire to make certain representations, warranties, covenants and agreements in connection with the purchase and sale of the Securities and also to prescribe various conditions to the purchase and sale of the Securities.

NOW, THEREFORE, in consideration of the premises and the representations, warranties, covenants and agreements contained in this Agreement, the parties hereto agree as follows:

ARTICLE 1

SALE AND PURCHASE OF THE SECURITIES; CLOSING

1.1            Sale and Purchase of the Securities.  Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, the Sellers agree to sell to Buyer, and Buyer agrees to purchase and accept from the Sellers, the Securities.

1.2            Purchase Price.  Subject to the adjustment set forth in Section 1.6, the aggregate consideration to be paid by Buyer for the Securities shall be (i) an amount equal to $1,625,000,000, minus (ii) the aggregate amount of Indebtedness of each of Panadero Corp and its Subsidiaries as of the Adjustment Time (but giving effect to any subsequent incurrence of Indebtedness prior to Closing), plus (iii) the aggregate amount of Cash and Cash Equivalents of each of Panadero Corp and its Subsidiaries as of the Adjustment Time (but giving effect to any subsequent cash dividends or distributions to the Sellers prior to the Closing), plus (iv) the amount, if any, by which the Net Working Capital as of the Adjustment

Time exceeds the Target Net Working Capital, minus (v) the amount, if any, by which the Net Working Capital as of the Adjustment Time is less than the Target Net Working Capital, minus (vi) the Transaction Expenses as of the Adjustment Time (collectively, the “Purchase Price”).  The Purchase Price shall be paid as provided in Section 1.5 and Section 1.6.

1.3            Closing.  The consummation of the sale and purchase of the Securities (the “Closing”) will take place at 10:00 a.m. on the date (the “Closing Date”) that is the second Business Day after satisfaction or waiver of the conditions set forth in Sections 8.1 and 8.2 (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at the Closing), at the offices of Weil, Gotshal & Manges LLP, 767 Fifth Avenue, New York, New York 10153, unless another time, date or place is agreed to in writing by Buyer and the Seller Representative.

1.4            Pay-Off Letters.  The Companies shall cause to be delivered to Buyer customary pay-off letters (the “Pay-Off Letters”) in respect of the Payoff Indebtedness and customary lien release documents with respect to all Liens in or upon the assets or properties of the Companies or any of their Subsidiaries arising from or in connection with such Payoff Indebtedness.

1.5            Closing Actions and Deliveries.  Subject to the terms and conditions set forth in this Agreement, the parties hereto shall take the following actions or make the following deliveries on the Closing Date:

(a)            Buyer shall pay or cause to be paid to the Seller Representative (for further distribution by the Seller Representative to each Seller according to their Allocable Portion, and, if applicable, in accordance with the Panadero Aggregates LLC Agreement), by wire transfer of immediately available funds to the account(s) designated in writing by the Seller Representative at least two (2) Business Days prior to the Closing Date, an aggregate amount in cash (the “Estimated Purchase Price”) equal to (i) $1,625,000,000, minus (ii) the Sellers’ good faith estimate of the aggregate amount of Indebtedness of Panadero Corp and its Subsidiaries as of the Adjustment Time (but giving effect to any subsequent incurrence of Indebtedness prior to Closing) (“Estimated Indebtedness”), plus (iii) the Sellers’ good faith estimate of the aggregate amount of Cash and Cash Equivalents of Panadero Corp and its Subsidiaries as of the Adjustment Time (but giving effect to any subsequent cash dividends or distributions to the Sellers prior to the Closing) (“Estimated Cash”), plus (iv) the amount, if any, by which the Sellers’ good faith estimate of Net Working Capital as of the Adjustment Time (“Estimated Net Working Capital”) exceeds the Target Net Working Capital, minus (v) the amount, if any, by which the Estimated Net Working Capital is less than the Target Net Working Capital as of the Adjustment Time, minus (vi) the Sellers’ good faith estimate of Transaction Expenses (“Estimated Transaction Expenses”).

(b)            Buyer shall repay, or cause to be repaid, on behalf of Panadero Corp and its Subsidiaries, all amounts necessary to discharge fully the then outstanding balance of the Payoff Indebtedness, by wire transfer of immediately available funds to the account(s) designated in the Pay-Off Letters;

(c)            Buyer shall pay, or cause Panadero Corp or one of its Subsidiaries to pay, by wire transfer of immediately available funds, the Estimated Transaction Expenses to the applicable recipients thereof as set forth on the Estimated Closing Statement;

(d)            Panadero Corp and its Subsidiaries, as applicable, shall deliver to Buyer duly executed written resignations or removals, effective as of the Closing, of each of Panadero Corp’s and its Subsidiaries’ officers and each of the members of the boards of directors and boards of managers of

Panadero Corp and its Subsidiaries that have been requested to resign by Buyer at least three (3) Business Days prior to the Closing Date; and

(e)            Buyer, the Sellers, Panadero Corp and its Subsidiaries shall make such other deliveries as are required by Article 8.

1.6            Purchase Price Determination.

(a)            Estimated Closing Statement.  Not less than two (2) Business Days prior to the anticipated Closing Date, the Seller Representative shall deliver to Buyer a statement (the “Estimated Closing Statement”) setting forth the Sellers’ good faith calculation of the Estimated Purchase Price and reasonably detailed calculations demonstrating each component thereof, including Estimated Cash, Estimated Indebtedness, Estimated Net Working Capital, and Estimated Transaction Expenses.  The Estimated Closing Statement shall be prepared based upon the books and records of Panadero Corp and its Subsidiaries in accordance with the definitions as provided in this Agreement and the Accounting Methodology.  The Estimated Closing Statement shall be binding on the parties hereto for purposes of this Section 1.6(a) and for purposes of determining Estimated Purchase Price in Section 1.5(a).

(b)            Post-Closing Date Purchase Price Adjustments.  As promptly as practicable, but no later than sixty (60) days after the Closing Date, Buyer shall cause to be prepared and delivered to the Seller Representative a statement (the “Closing Statement”) setting forth Buyer’s good faith calculation of the Purchase Price and reasonably detailed calculations demonstrating each component thereof, including the aggregate amount of the Cash and Cash Equivalents of Panadero Corp and its Subsidiaries, the aggregate amount of the Indebtedness of Panadero Corp and its Subsidiaries, Net Working Capital, and Transaction Expenses.  In furtherance thereof, no earlier than ten (10) Business Days prior to the Closing Date and no later than ten (10) Business Days after the Closing Date, Buyer shall conduct a physical inventory of the Inventory utilizing an independent third party surveyor experienced in surveying materials such as the Inventory and mutually agreeable to the Seller Representative and Buyer, which physical inventory may be observed by one or more representatives of Buyer and the Seller Representative.  Within ten (10) Business Days after the taking of such physical inventory, Buyer shall deliver to the Seller Representative a written calculation of the determination of the Inventory amount based on such physical inspection with the third party surveyor and an account of such Inventory setting forth the quantity and value of such Inventory taking into account any additions to or reductions in Inventory following the Closing and delivered with reasonable supporting documentation, including a copy of such third party surveyor’s report.  The value of each item of Inventory for the purpose of Net Working Capital and the Closing Statement shall be equal to the Inventory amounts and costs thereof calculated in accordance with this Section 1.6(b) and Schedule 1.6(b), and reflecting the application of the definitions in this Agreement. The Closing Statement shall (i) be prepared based upon the books and records of Panadero Corp and its Subsidiaries, subject to the foregoing with respect to Inventory, in accordance with the definitions as provided in this Agreement and the Accounting Methodology and (ii) not include any changes in assets or liabilities as a result of purchase accounting adjustments or other changes arising from or resulting as a consequence of the transactions contemplated hereby.  The post‑Closing purchase price adjustment as set forth in this Section 1.6(b) is not intended to permit the introduction of different accounting methods, policies, practices, procedures, classifications, conventions, categorizations, definitions, principles, judgments, assumptions, techniques or estimation methods with respect to financial statements (including any of the foregoing as they relate to the nature of accounts, calculation of levels of reserves or levels of accruals) from the Accounting Methodology or the accounts used and included in determining the amount of the Target Net Working Capital.

(c)            Dispute Resolution Procedures.

(i)            If the Seller Representative disagrees with Buyer’s calculation of the Purchase Price or any component thereof, including the calculation of the aggregate amount of the Cash and Cash Equivalents of Panadero Corp and its Subsidiaries, the calculation of the aggregate amount of Indebtedness of Panadero Corp and its Subsidiaries, Net Working Capital, or Transaction Expenses as set forth in the Closing Statement delivered pursuant to Section 1.6(b), the Seller Representative may, within thirty (30) days after delivery of the Closing Statement, deliver a notice to Buyer providing reasonable detail of the reasons for such disagreement and setting forth the Sellers’ calculation of the items and amounts in dispute.  Any such notice of disagreement shall specify all items or amounts as to which the Seller Representative disagrees, and the Seller Representative shall be deemed to have agreed with all other items and amounts, and the calculation thereof, set forth in the Closing Statement.

(ii)           If a notice of disagreement shall be properly delivered pursuant to Section 1.6(c)(i), the Seller Representative and Buyer shall, during the fifteen (15) days following such delivery, negotiate in good faith to reach written agreement on the disputed items or amounts.  The matters set forth in any written resolution executed by the Seller Representative and Buyer shall be final and binding on the parties on the date of such written resolution.  If the Seller Representative and Buyer are unable to reach such agreement during such fifteen (15) day period, they shall promptly (and in any event, within thirty (30) days) thereafter submit any matters in dispute to Alvarez & Marsal or, if such firm declines to act, another nationally recognized public accounting firm mutually agreed upon by Buyer and the Seller Representative (the “Valuation Firm”) for resolution.

(iii)         The Valuation Firm shall make a final and binding determination with respect to the computation of the Purchase Price, including each of the components thereof, to the extent such amounts are in dispute, in accordance with the guidelines and procedures set forth in this Agreement and on Exhibit C.  Buyer and the Seller Representative shall cooperate with the Valuation Firm during the term of its engagement and shall use commercially reasonable efforts to cause the Valuation Firm to resolve all remaining disagreements with respect to the computation of the Purchase Price, including each of the components thereof, as soon as practicable.  The Valuation Firm shall consider only those items and amounts in Buyer’s and the Seller Representative’s respective calculations of the Purchase Price, including each of the components thereof, that are identified as being items and amounts to which Buyer and the Seller Representative have been unable to agree.  In resolving any disputed item, the Valuation Firm may not assign a value to any item greater than the greatest value for such item claimed by either party or less than the smallest value for such item claimed by either party.  The Valuation Firm’s determination of the Purchase Price, including each of the components thereof, shall be based solely on written materials submitted by Buyer and the Seller Representative (i.e., not on independent review) and on the definitions included herein.  The determination of the Valuation Firm shall be conclusive and binding upon the parties hereto and shall not be subject to appeal or further review.

(iv)         The costs and expenses of the Valuation Firm in determining the Purchase Price, including each of the components thereof, shall be borne by Buyer, on the one hand, and the Seller Representative (on behalf of the Sellers), on the other hand, based upon the percentage which the portion of the contested amount not awarded to each party bears to the amount actually contested by such party.  For example, if Buyer claims the Purchase Price is one thousand dollars ($1,000) less than the amount determined by the Seller Representative, and the Seller Representative contests only five hundred dollars ($500) of the amount claimed by Buyer, and if the Valuation Firm ultimately resolves the dispute by awarding Buyer three hundred dollars ($300) of the five hundred dollars ($500) contested, then the costs and expenses of the Valuation Firm will be allocated sixty percent (60%) (i.e., 300 ÷ 500) to the Seller Representative and forty percent (40%) (i.e., 200 ÷ 500) to Buyer.  Prior to the Valuation Firm’s determination of the Purchase Price, (i) Buyer, on the one hand, and the Seller Representative (on behalf of the Sellers), on the other hand, shall each pay fifty percent (50%) of any retainer paid to the Valuation Firm and (ii) during the engagement of the Valuation Firm, the Valuation Firm will bill fifty percent

(50%) of the total charges to each of Buyer, on the one hand, and the Seller Representative (on behalf of the Sellers), on the other hand.  In connection with the Valuation Firm’s determination of the Purchase Price, the Valuation Firm shall also determine, pursuant to the terms of the first and second sentences of this Section 1.6(c)(iv), and taking into account all fees and expenses already paid by each of Buyer, on the one hand, and the Seller Representative (on behalf of the Sellers), on the other hand, as of the date of such determination, the allocation of its fees and expenses between Buyer and the Seller Representative (on behalf of the Sellers), which such determination shall be conclusive and binding upon the parties hereto.

(v)          The Closing Statement (and each of the components thereof) shall become final and binding on the parties (A) on the thirty-first (31st) day following the delivery of the Closing Statement if a notice of disagreement has not been delivered to Buyer by the Seller Representative, (B) with such changes as are necessary to reflect matters resolved pursuant to any written resolution executed pursuant to Section 1.6(c)(ii), on the date such resolution is executed, if all outstanding matters are resolved through such resolution, and/or (C) with such changes as are necessary to reflect the Valuation Firm’s resolution of the matters in dispute (together with any changes necessary to reflect matters previously resolved pursuant to any written resolution executed pursuant to this Agreement and any matters not disputed pursuant to a notice of disagreement), on the date the Valuation Firm delivers its final, binding resolution pursuant to Section 1.6(c)(ii) (the Closing Statement in such form, the “Final Closing Statement,” and the Purchase Price set forth in the Final Closing Statement, the “Final Purchase Price”).

(d)            Final Payment.  Upon finalization of the Final Closing Statement as provided in Section 1.6(c):

(i)            If the Final Purchase Price exceeds or is equal to the Estimated Purchase Price, (x) the Seller Representative shall be entitled to retain without restriction (including, for the avoidance of doubt, the restrictions of Section 1.6(f) hereof) the Seller Holdback Amount (for further distribution by the Seller Representative to each Seller according to their Allocable Portion, and, if applicable, in accordance with the Panadero Aggregates LLC Agreement), and (y) if the Final Purchase Price exceeds the Estimated Purchase Price, Buyer shall as promptly as practicable, but in no event later than five (5) Business Days following the final determination of the Purchase Price as provided in Section 1.6(c), pay or cause to be paid to the Seller Representative (for further distribution by the Seller Representative to each Seller according to their Allocable Portion, and, if applicable, in accordance with the Panadero Aggregates LLC Agreement), by wire transfer of immediately available funds to the account(s) designated in writing by the Seller Representative, an amount in cash equal to the amount by which Final Purchase Price exceeds the Estimated Purchase Price.

(ii)           If the Estimated Purchase Price exceeds the Final Purchase Price, then the Seller Representative shall, from the Seller Holdback Amount, release to Buyer (on behalf of the Sellers, according to each Seller’s Allocable Portion, if applicable) the lesser of (x) the amount by which the Estimated Purchase Price exceeds the Final Purchase Price and (y) the Seller Holdback Amount; provided, further, that if the Seller Holdback Amount is greater than the amount by which the Estimated Purchase Price exceeds the Final Purchase Price, then the portion of the Seller Holdback Amount remaining following such release to Buyer shall be retained by the Seller Representative (for further distribution by the Seller Representative to each Seller according to their Allocable Portion, and, if applicable, in accordance with the Panadero Aggregates LLC Agreement) without restriction (including, for the avoidance of doubt, the restrictions of Section 1.6(f) hereof).

(e)            For the avoidance of doubt, except with respect to the Seller Holdback Amount, neither the Seller Representative, any Seller, nor any of their respective Affiliates or any of their respective managers, officers, directors, employees, advisors, consultants, agents or representatives shall have any liability or obligation under this Section 1.6 or otherwise for any amount by which the Estimated Purchase Price exceeds the Final Purchase Price.  Recovery from the Seller Holdback Amount shall be the sole and exclusive remedy available to Buyer or any of its Affiliates against the Seller Representative or any of the Sellers, or any of their respective Affiliates or otherwise, arising out of or relating to any amount by which the Estimated Purchase Price exceeds the Purchase Price and neither Buyer, the Companies nor any of their respective Affiliates shall have any claim against the Seller Representative, the Sellers or any of their respective Affiliates or any of their respective managers, officers, directors, employees, advisors, consultants, agents or representatives in respect thereof.

(f)            Until the final determination of the Final Purchase Price and any payment required to be made to Buyer in accordance with the provisions of this Section 1.6, if any, the Seller Representative shall not distribute, make any payments or otherwise dispose any portion of the Seller Holdback Amount.

(g)           The parties hereto (i) shall, and shall cause their respective representatives to, cooperate and (ii) shall make available to one another and their respective employees and representatives and, if applicable, the Valuation Firm, to the extent necessary, at reasonable times and with reasonable advance notice, such books, Contracts, records, work papers and appropriate personnel and other information (including work papers, and outside advisors) as any of the foregoing may reasonably request, in each case, to prepare and review the Closing Statement (including the calculation of Cash and Cash Equivalents of Panadero Corp and its Subsidiaries, Indebtedness of Panadero Corp and its Subsidiaries, Net Working Capital, and Transaction Expenses), and/or any matters in dispute (including those submitted to the Valuation Firm). Buyer, the Companies and the Sellers each acknowledge and waive any actual or potential conflict of employees of the Companies and their respective Subsidiaries assisting the Seller Representative and Buyer as described in this Section 1.6, and will not, and will cause the Companies not to, prevent such access by the Seller Representative.

1.7            Purchase Price Allocation.  The Seller Representative (on behalf of the Sellers) and Buyer shall allocate (i) the Purchase Price among the Securities, in accordance with the Sellers’ Allocable Portions, and (ii) the portion of the Purchase Price (for Tax purposes) allocable to the Units (including any Liabilities assumed or taken subject to and treated as consideration for federal income Tax purposes) among the assets of Panadero Aggregates and, to the extent applicable, its Subsidiaries (the “Allocation Schedule”).  The Allocation Schedule shall be reasonable and, with respect to the portion of the purchase price (for Tax purposes) allocated to the Units, shall be prepared in accordance with Section 751, Section 755 and Section 1060 of the Code and the Treasury Regulations thereunder and allocate such portion of the purchase price among the various classes of assets.  Within one-hundred and twenty (120) days of the Closing Date, the Seller Representative shall prepare and deliver to Buyer the Allocation Schedule for Buyer’s review and approval.  If, within thirty (30) days following the delivery of the Allocation Schedule, Buyer notifies the Seller Representative in writing that Buyer disputes any calculation in the Allocation Schedule, Buyer and the Seller Representative shall cooperate in good faith to resolve such dispute. Further, the Seller Representative shall prepare and deliver to Buyer, from time to time, revised copies of the Allocation Schedule so as to report any matters that need updating, and Buyer and the Seller Representative shall cooperate in good faith to agree on such revised Allocation Schedule. Should Buyer and the Seller Representative fail to reach an agreement within thirty (30) days after Buyer notifies the Seller Representative of a dispute or delivery of a revised Allocation Schedule to Buyer, Buyer and the Seller Representative shall bring all disputes relating to the preparation of such allocation to the Independent Accounting Firm for resolution, whose decisions shall be final and binding on the parties (and reflected on the Allocation Schedule) and whose expenses shall be paid equally by Buyer on one hand and the Seller Representative (on behalf of the Sellers) on the other.  If the Independent Accounting Firm is unable to resolve such dispute prior to the filing of any Tax Return to which the Purchase Price allocation made pursuant to this Section 1.7 is relevant, the applicable Tax Return shall be filed in a manner consistent with the Allocation Schedule prepared by the Seller Representative in respect of such disputed matter, the filing of which shall not prejudice or otherwise control the Independent Accounting Firm’s resolution of such matter. All income Tax Returns and reports filed by Buyer and the Sellers shall be prepared consistently with the allocation as set forth on the Allocation Schedule or, if applicable, any update thereto, except upon a final determination by a Taxing Authority.

1.8            Withholding.  Buyer and each of the Companies shall be entitled to deduct and withhold (without duplication) from the consideration otherwise payable pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under applicable Law and shall properly remit such amount to the appropriate Governmental Body, and the amounts so withheld and remitted shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such withholding was made; provided, however, that Buyer shall first provide five (5) Business Days’ notice to the Seller Representative, prior to Buyer or a Company deducting and withholding from the consideration otherwise payable pursuant to this Agreement; provided, further, that the parties to this Agreement acknowledge that they do not currently anticipate that any withholding will be required in connection with any consideration payable pursuant to this Agreement, if the Seller provides the relevant statement or statements in accordance with Section 7.10(b).

ARTICLE 2

TERMINATION

2.1            Termination of Agreement.  This Agreement may be terminated at any time prior to the Closing as follows and in no other manner:

(a)            at the election of the Companies and the Seller Representative on the one hand, or Buyer, on the other hand, on or after the later of (i) December 29, 2017 (provided that if on such date any of the conditions set forth in Section 8.1(e) (to the extent relating to the matters set forth in Section 8.1(f)), Section 8.1(f), Section 8.2(d) (to the extent relating to the matters set forth in Section 8.2(e)) or Section 8.2(e)) shall not have been satisfied but all other conditions set forth in Article 8 shall have been satisfied or waived (other than to be satisfied at the Closing, but provided that such conditions shall then be capable of being satisfied if the Closing were to take place on such date), then the Outside Date shall be automatically extended to March 30, 2018 and such date shall become the Outside Date for purposes of this clause (i); provided, further, that if the Outside Date shall have been extended pursuant to the preceding proviso and on the extended Outside Date any of the conditions set forth in Section 8.1(e) (to the extent relating to the matters set forth in Section 8.1(f)), Section 8.1(f), Section 8.2(d) (to the extent relating to the matters set forth in Section 8.2(e)) or Section 8.2(e) shall not have been satisfied but all other conditions set forth in Article 8 shall have been satisfied or waived (other than to be satisfied at the Closing, but provided that such conditions shall then be capable of being satisfied if the Closing were to take place on such date), then the Outside Date shall be automatically extended to June 29, 2018 and such date shall become the Outside Date for purposes of this clause (i)) or (ii) if any party hereto brings any claim, action or proceeding for injunction, specific performance or other equitable relief as provided in Section 9.2, prior to the date referenced in clause (i) above and against any other party hereto, the date that is five (5) Business Days after the date on which such claim, action or proceeding has been finally resolved pursuant to a non‑appealable order, decree or ruling of a court of competent jurisdiction (the “Outside Date”), if the Closing shall not have occurred by the close of business on such date; provided, that the right to terminate this Agreement pursuant to this Section 2.1(a) shall not be available to any party whose breach of any provision of this Agreement results in or causes the failure of the Transactions to be consummated by such time;

(b)            by mutual written consent of Buyer, on the one hand, and the Seller Representative, on the other hand;

(c)            by the Seller Representative, if the conditions to Closing set forth in Section 8.1 have been satisfied or waived (other than those to be satisfied at the Closing) and Buyer fails to consummate the Transaction on the date the Closing should have occurred pursuant to Section 1.3;

(d)            by Buyer, upon a material breach of any covenant or agreement on the part of either Company set forth in this Agreement, or if any representation or warranty of either Company hereunder shall be or become untrue, in any case such that the conditions set forth in Section 8.1(a) or Section 8.1(b) would not be satisfied (any such breach or occurrence, a “Terminating Company Breach”); provided, however, that, Buyer may terminate this Agreement under this Section 2.1(d) only if such Terminating Company Breach has not been cured by the applicable Company prior to the earlier of (i) thirty (30) days after receipt by such Company of written notice from Buyer of such Terminating Company Breach and (ii) the Outside Date; and provided, further, that the right to terminate this Agreement under this Section 2.1(d) shall not be available to Buyer if it has breached its obligations under this Agreement in any material respect;

(e)            by the Seller Representative, upon a material breach of any covenant or agreement on the part of Buyer set forth in this Agreement, or if any representation or warranty of Buyer hereunder shall be or become untrue, in any case such that the conditions set forth in Section 8.2(a) or Section 8.2(b) would not be satisfied (any such breach or occurrence, a “Terminating Buyer Breach”); provided, however, that the Seller Representative may terminate this Agreement under this Section 2.1(e) only if such Terminating Buyer Breach has not been cured by Buyer prior to the earlier of (i) thirty (30) days after receipt by Buyer of written notice from a Company of such Terminating Buyer Breach and (ii) the Outside Date; provided, further, that the right to terminate this Agreement under this Section 2.1(e) shall not be available to the Sellers if any Company has breached its obligations under this Agreement in any material respect; or

(f)            by Buyer, on the one hand, and the Seller Representative, on the other hand, if there shall be in effect a final, nonappealable Order restraining, enjoining or otherwise prohibiting the consummation of the Transaction but, it being agreed that the parties hereto shall promptly appeal any adverse determination which is not nonappealable and pursue such appeal with reasonable diligence; provided, however, that the right to terminate this Agreement pursuant to this Section 2.1(f) shall not be available to any party whose breach of any provision of this Agreement results in or causes such Order or other action or such party is not in compliance with any of its obligations, covenants or agreements set forth in this Agreement.

2.2            Procedure Upon Termination.  In the event of termination and abandonment by the Companies and the Seller Representative on the one hand, and/or Buyer, on the other hand, pursuant to Section 2.1, written notice thereof shall forthwith be given to the other party or parties, and this Agreement shall terminate without further action by any party.

2.3            Effect of Termination.

(a)            Except as set forth in Section 2.3(b), Section 7.5, Section 7.8, Article 9, and in the case of Article 10, in the event that this Agreement is validly terminated in accordance with Section 2.1, then each of the parties shall be relieved of its duties, obligations and covenants arising under this Agreement after the date and time of such termination and such termination shall be without liability to the Companies, the Seller Representative and the Sellers on the one hand, or Buyer on the other hand; provided, however, that no such termination shall relieve any party hereto from liability or damages

(which the parties acknowledge and agree shall not be limited to reimbursement of expenses or out-of-pocket costs, and may include, to the extent proven, the benefit of the bargain lost by a party’s stockholders (taking into consideration relevant matters, including other combination opportunities and the time value of money)) for (i) Willful Breach of any of its representations, warranties, covenants or agreements contained in this Agreement prior to termination, or (ii) a failure of any party to consummate the Transaction on the date the Closing should have occurred pursuant to Section 1.3 herein.

(b)            The Confidentiality Agreement shall survive any termination of this Agreement in accordance with its terms, shall be automatically extended until such date that is two (2) years following the date of termination of this Agreement and nothing in this Section 2.3 shall be construed to discharge or relieve the Companies, Buyer or any other party to the Confidentiality Agreement of its duties, obligations or covenants thereunder.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES RELATING TO THE SELLERS

Unless otherwise specified below, each Seller, severally, on behalf of such Seller (and no other Seller), hereby represents and warrants to Buyer as of the date hereof that:

3.1            Organization and Good Standing.  Such Seller is, as applicable, (a) a Delaware limited partnership, duly organized, validly existing and in good standing under the laws of Delaware, (b) a Delaware limited liability company, duly organized, validly existing and in good standing under the laws of Delaware, or (c) an individual.

3.2            Authorization of Agreement.  Such Seller has all requisite power and authority to execute and deliver this Agreement and each other agreement, document, instrument or certificate contemplated by this Agreement or to be executed by such Seller in connection with the consummation of the Transaction (collectively, the “Seller Documents”), and to consummate the Transaction.  The execution, delivery and performance by Seller of this Agreement and each Seller Document and the consummation of the Transaction, have been duly and validly authorized by all necessary action on behalf of such Seller.  This Agreement has been, and each Seller Document will be at or prior to the Closing, duly executed and delivered by such Seller and (assuming the due authorization, execution and delivery by the other parties hereto and thereto) this Agreement constitutes, and each Seller Document when so executed and delivered will constitute, the legal, valid and binding obligation of such Seller, enforceable against such Seller in accordance with its and their terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).

3.3            Title.

(a)            Panadero LP represents and warrants that (i) it owns beneficial and legal title to the Shares as set forth in Section 3.3(a)(i) of the Company Disclosure Letter, and at the Closing, Panadero LP shall transfer to Buyer beneficial and legal title to such Shares free and clear of all Liens (other than restrictions on transfer imposed by securities Laws) and (ii) Panadero Corp owns beneficial and legal title to the Units as set forth in Section 3.3(a)(ii) of the Company Disclosure Letter, free and clear of any Liens (other than restrictions on transfer imposed by securities Laws).

(b)            Each Seller other than Panadero LP represents and warrants that it owns beneficial and legal title to the Units as set forth in Section 3.3(b) of the Company Disclosure Letter, and at the Closing, such Seller shall transfer to Buyer beneficial and legal title to such Units free and clear of any and all Liens (other than restrictions on transfer imposed by securities Laws).

3.4            Conflicts; Consents of Third Parties.

(a)            None of the execution and delivery by such Seller of this Agreement or the Seller Documents, the consummation of the Transaction, or compliance by such Seller with any of the provisions hereof or thereof will conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination or cancellation under, any provision of (i) the certificate of limited partnership and limited partnership agreement or comparable organizational documents of such Seller; (ii) any Contract or License to which such Seller is a party or by which any of the properties or assets of such Seller are bound; (iii) any Order applicable to such Seller or by which any of the properties or assets of such Seller are bound; or (iv) any applicable Law, other than, in the case of clauses (ii), (iii) and (iv), such conflicts, violations, defaults, terminations or cancellations, that would not prevent, materially delay or impair (x) the ability of such Seller to execute and deliver this Agreement or consummate the Transaction or (y) the performance by such Seller of its obligations under this Agreement.

(b)            No consent, waiver, approval, Order, License or authorization of, or declaration or filing with, or notification to, any Person or Governmental Body is required on the part of such Seller in connection with the execution and delivery of this Agreement or the Seller Documents, the compliance by such Seller with any of the provisions hereof or thereof, the consummation of the transactions contemplated hereby or thereby or the taking by such Seller of any other action contemplated hereby or thereby, except for (i) compliance with the applicable requirements of the HSR Act and the other applicable Competition Laws as set forth in Section 3.4(b) of the Company Disclosure Letter, (ii) those for which the failure to obtain or make such consent, waiver, approval, Order, License, authorization, declaration, filing, or notification would not prevent, materially delay or impair (x) the ability of such Seller to execute and deliver this Agreement or consummate the Transaction or (y) the performance by such Seller of its obligations under this Agreement, and (iii) as may be necessary as a result of any fact or circumstance relating to Buyer or any of its Affiliates.

(c)            None of the execution and delivery by such Seller of this Agreement or the Seller Documents, the consummation of the Transaction, or compliance by such Seller with any of the provisions hereof or thereof requires, or will require, the vote or approval of the holders of any class or series of equity securities of such Seller or any direct or indirect equityholder of such Seller that will not have been obtained as of the Closing.

3.5            Litigation.  There are no Legal Proceedings pending or, to the Knowledge of such Seller, threatened against such Seller, and such Seller is not subject to any outstanding Order, in each case that are reasonably likely to prohibit or restrain (x) the ability of such Seller to enter into this Agreement or any Seller Documents or consummate the Transaction or (y) the performance by such Seller of its obligations under this Agreement.

3.6            Financial Advisors.  Except as set forth in Section 5.18 of the Company Disclosure Letter, no Person has acted, directly or indirectly, as a broker, finder or financial advisor for such Seller in connection with the transactions contemplated by this Agreement and no Person is entitled to any fee or commission or like payment in respect thereof.

3.7            Power of Attorney Relating to Certain Sellers.  Panadero LP has been duly appointed pursuant to a resolution of the Board of Managers of Panadero Aggregates to execute the Seller Documents and the Company Documents (as defined below) on behalf of certain Sellers named on the signature pages hereto pursuant to a power of attorney such Sellers granted to the Board of Managers of Panadero Aggregates in Section 13.08 of the Panadero Aggregates LLC Agreement.  Such power of attorney was duly granted by such Sellers and is in full force and effect.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES RELATING TO PANADERO CORP

Except as disclosed in a confidential disclosure letter of even date herewith delivered by the Companies to Buyer (as amended or supplemented, the “Company Disclosure Letter”), which Company Disclosure Letter is arranged in paragraphs corresponding to the numbered and lettered paragraphs contained in Article 4 and Article 5 (and the disclosure in any such numbered and lettered section therein shall qualify the corresponding subsection in Article 4 and Article 5 and any other section hereof where it is reasonably apparent from the face of the applicable disclosure item that the disclosure is relevant to such other section), Panadero Corp hereby makes the representations and warranties contained in this Article 4 to Buyer as of the date hereof.

4.1            Organization and Good Standing.  Panadero Corp is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now conducted.  Panadero Corp is duly qualified or authorized to do business as a foreign corporation, and is in good standing under the laws of each jurisdiction in which the conduct of its business or the ownership of its properties requires such qualification or authorization, except where the failure to be so qualified, authorized or in good standing would not have, individually or in the aggregate, a Material Adverse Effect.  Panadero Corp has made available to Buyer correct and complete copies of the certificate of incorporation and by-laws of Panadero Corp, as in effect as of the date of this Agreement.

4.2            Authorization of Agreement.  Panadero Corp has all requisite power and authority to execute and deliver this Agreement and each other agreement, document, instrument or certificate contemplated by this Agreement or to be executed by such Company in connection with the consummation of the Transaction (the “Panadero Corp Documents”), and to consummate the Transaction.  The execution, delivery and performance of this Agreement and each Panadero Corp Document and the consummation of the Transaction have been duly authorized by all requisite corporate action on the part of Panadero Corp.  This Agreement has been, and each of the Panadero Corp Documents will be at or prior to the Closing, duly and validly executed and delivered by Panadero Corp and (assuming the due authorization, execution and delivery by the other parties hereto and thereto) this Agreement constitutes, and the Panadero Corp Documents when so executed and delivered will constitute, the legal, valid and binding obligations of Panadero Corp, enforceable against it in accordance with its and their terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).

4.3            Capitalization.  The authorized capital stock of Panadero Corp consists of 10,000 Shares.  There are: (a) 100 Shares issued and outstanding, (b) 0 Shares held by Panadero Corp in its treasury or owned by its Subsidiaries, (c) 0 Shares reserved for issuance under the equity incentive plans of Panadero Corp or for any other purpose and (d) no shares of preferred stock or other equity interests of

Panadero Corp issued, outstanding, held in treasury or reserved for issuance.  All of the issued and outstanding Shares were duly authorized for issuance and are validly issued, fully paid and non-assessable.  There are no existing options, warrants, calls, preemptive or other rights or Contracts of any character relating to, and there are no Shares or other securities or obligations convertible into, exchangeable for or evidencing the right to subscribe for or purchase, Shares or other securities of Panadero Corp.  There are no voting trusts or other Contracts with respect to the voting, redemption, sale, transfer or other disposition of Securities.  As of the Closing Date, there will be no unpaid dividends or distributions owing to the holders of the Shares and Panadero Corp will not owe any other amounts to its shareholders in respect of the Shares.

4.4            Conflicts; Consents of Third Parties.

(a)            Except as set forth in Section 4.4(a) of the Company Disclosure Letter, none of the execution and delivery by Panadero Corp of this Agreement or the Panadero Corp Documents, the consummation of the Transaction, or compliance by Panadero Corp with any of the provisions hereof or thereof will conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination or cancellation under, any provision of (i) the certificate of incorporation, by-laws or comparable organizational documents of Panadero Corp; (ii) any Order applicable to Panadero Corp or by which any of the properties or assets of Panadero Corp are bound; or (iii) any applicable Law, other than, in the case of clauses (ii) and (iii) such conflicts, violations, defaults, terminations or cancellations, that would not have, individually or in the aggregate, a Material Adverse Effect.

(b)           Except as set forth in Section 4.4(b) of the Company Disclosure Letter, no consent, waiver, approval, Order, License or authorization of, or declaration or filing with, or notification to, any Person or Governmental Body is required on the part of Panadero Corp in connection with the execution and delivery of this Agreement or the Panadero Corp Documents or the compliance by Panadero Corp with any of the provisions hereof or thereof, or the consummation of the Transaction, except for (i) compliance with the applicable requirements of the HSR Act or other applicable Competition Laws as set forth in Section 3.4(b) of the Company Disclosure Letter, (ii) such consents, waivers, approvals, Orders, Licenses, authorizations, declarations, filings, or notifications, the failure of which to obtain or be made would not have, individually or in the aggregate, a Material Adverse Effect.

4.5            Taxes.

(a)            Panadero Corp has timely filed all material Tax Returns required to be filed by it (taking into account applicable extensions), and all material amounts of Taxes required to be paid by it have either been paid or adequate provision therefor has been made in the Financial Statements.  All such Tax Returns are true, complete and correct in all material respects.  Any liability of Panadero Corp for Taxes for any Pre-Closing Tax Period and not yet due and payable will be provided for in the Closing Statement as a current liability.

(b)           No material Tax Return filed by Panadero Corp is the subject of a current audit or examination by any Taxing Authority.

(c)            All material Taxes required to be deducted or withheld by Panadero Corp have been deducted and withheld and, to the extent required, have been timely paid to the proper Taxing Authority.

(d)           There are no Liens for Taxes on the assets or properties of Panadero Corp, except for Permitted Exceptions.

(e)            Panadero Corp has no liability for Taxes of another Person under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, by Contract or otherwise.

(f)             Panadero Corp will not be required to include any material item of income in, or exclude any material deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any change in accounting method, prepaid amount, installment sale or open transaction disposition.

(g)            None of Panadero Corp and its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify under Section 355 of the Code within the two-year period prior to the date hereof.

(h)            Panadero Corp, (i) in respect of a Tax period that remains open, has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, or (ii) is not subject to a closing agreement entered into under Section 7121 of the Code, a private letter ruling of the IRS or comparable rulings of any Taxing Authority requested and obtained by Panadero Corp that would have a binding effect after the Closing.

(i)            Panadero Corp has not engaged in any “listed transaction” as defined in Treasury Regulations Section 1.6011-4(b)(2).

(j)            Notwithstanding any provision in this Agreement to the contrary, the only representations and warranties made with respect to all matters relating to Taxes of Panadero Corp shall be representations and warranties set forth in this Section 4.5, and this Agreement shall not be interpreted in any manner that is contrary thereto.

4.6            Operations of Panadero Corp.

(a)            Panadero Corp has not carried on any business or engaged in any activities other than activities required to maintain good standing in its jurisdiction of organization and the payment of certain operational expenses in the Ordinary Course of Business.  As of the Closing, Panadero Corp will not own any assets other than Units set forth in Section 3.3(a)(ii) of the Company Disclosure Letter and shall have no Liabilities.

4.7            Absence of Certain Developments.  Except as contemplated by this Agreement or as set forth in Section 4.7 of the Company Disclosure Letter, since the Balance Sheet Date, (a) there has not been any Material Adverse Effect and (b) no action has been taken by Panadero Corp that would be prohibited by Section 7.2(b) had such section applied to Panadero Corp during such period.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES RELATING TO PANADERO AGGREGATES

Except as disclosed in the Company Disclosure Letter, Panadero Aggregates makes the representations and warranties contained in this Article 5 to Buyer as of the date hereof.

5.1            Organization and Good Standing.  Panadero Aggregates is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite limited liability company power and authority to own, lease and operate its properties and to carry on its business as now conducted.  Panadero Aggregates is duly qualified or authorized to do business as a foreign limited liability company, as applicable, and is in good standing under the laws of each jurisdiction in which the conduct of its business or the ownership of its properties requires such qualification or authorization, except where the failure to be so qualified, authorized or in good standing would not have, individually or in the aggregate, a Material Adverse Effect.  Panadero Aggregates has delivered to Buyer correct and complete copies of the certificate of formation and operating agreement of Panadero Aggregates, as in effect as of the date of this Agreement.

5.2           Authorization of Agreement.  Panadero Aggregates has all requisite power and authority to execute and deliver this Agreement and each other agreement, document, instrument or certificate contemplated by this Agreement or to be executed by Panadero Aggregates in connection with the consummation of the Transaction (the “Panadero Aggregates Documents”, and together with the Panadero Corp Documents to which Panadero Aggregates is also a party, the “Company Documents”), and to consummate the Transaction.  The execution, delivery and performance of this Agreement and each Panadero Aggregates Document and the consummation of the Transaction have been duly authorized by all requisite corporate action on the part of Panadero Aggregates.  This Agreement has been, and each of the Panadero Aggregates Documents will be at or prior to the Closing, duly and validly executed and delivered by Panadero Aggregates and (assuming the due authorization, execution and delivery by the other parties hereto and thereto) this Agreement constitutes, and the Panadero Aggregates Documents when so executed and delivered will constitute, the legal, valid and binding obligations of Panadero Aggregates, enforceable against it in accordance with its and their terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).

5.3           Conflicts; Consents of Third Parties.

(a)            Except as set forth in Section 5.3(a) of the Company Disclosure Letter, none of the execution and delivery by Panadero Aggregates of this Agreement or the Panadero Aggregates Documents, the consummation of the Transaction, or compliance by Panadero Aggregates with any of the provisions hereof or thereof will conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination or cancellation under, any provision of (i) the certificate of incorporation, by-laws or comparable organizational documents of Panadero Aggregates or any of its Subsidiaries; (ii) any Contract or License to which Panadero Aggregates or any Subsidiary is a party or by which any of the properties or assets of Panadero Aggregates or any of its Subsidiaries are bound; (iii) any Order applicable to Panadero Aggregates or any of its Subsidiaries or by which any of the properties or assets of Panadero Aggregates or any of its Subsidiaries are bound; or (iv) any applicable Law, other than, in the case of clauses (ii), (iii) and (iv), such conflicts, violations, defaults, terminations or cancellations, that would not have, individually or in the aggregate, a Material Adverse Effect.

(b)            Except as set forth in Section 5.3(b) of the Company Disclosure Letter, no consent, waiver, approval, Order, License or authorization of, or declaration or filing with, or notification to, any Person or Governmental Body is required on the part of Panadero Aggregates or any of its Subsidiaries in connection with the execution and delivery of this Agreement or the Company Documents or the compliance by Panadero Aggregates with any of the provisions hereof or thereof, or the consummation of the Transaction, except for (i) compliance with the applicable requirements of the HSR Act or other applicable Competition Laws as set forth in Section 3.4(b) of the Company Disclosure Letter, (ii) such consents, waivers, approvals, Orders, Licenses, authorizations, declarations, filings, or notifications, the failure of which to obtain or be made would not have, individually or in the aggregate, a

Material Adverse Effect, and (iii) as may be necessary as a result of any fact or circumstance relating to Buyer or any of its Affiliates.

5.4           Capitalization.  The authorized equity securities of Panadero Aggregates consist of Class A Units and Class B Units held by the Persons as set forth in Section 5.4 of the Company Disclosure Letter.  All of the issued and outstanding Units were duly authorized for issuance and are validly issued, fully paid and non-assessable, with no obligation to make any capital contributions to Panadero Aggregates solely by reason of the ownership of Units.  There are no existing options, warrants, calls, preemptive or other rights or Contracts of any character relating to, and there are no securities or obligations of Panadero Aggregates convertible into, exchangeable for or evidencing the right to subscribe for or purchase, Units or other securities of Panadero Aggregates.  There are no voting trusts or other Contracts with respect to the voting, redemption, sale, transfer or other disposition of the securities of Panadero Aggregates.  As of the Closing Date, there will be no unpaid dividends or distributions owing to the holders of any Class A Units or Class B Units, and Panadero Aggregates will not owe any other amounts to such holders in respect of their Class A Units or Class B Units.

5.5           Subsidiaries.

(a)            Section 5.5(a) of the Company Disclosure Letter sets forth for each Subsidiary of Panadero Aggregates (i) its name and (ii) its jurisdiction of organization.  Panadero Aggregates has no Subsidiaries other than those Subsidiaries set forth in Section 5.5(a) of the Company Disclosure Letter.  Panadero Aggregates is the sole direct or indirect beneficial and record owner of the outstanding shares of capital stock or other equity interests in each of its Subsidiaries, except as set forth in Section 5.5(a) of the Company Disclosure Letter.  Each such Subsidiary is duly organized and validly existing under the laws of the jurisdiction of its incorporation or organization and is duly qualified or authorized to do business as a foreign Person and is in good standing under the laws of each jurisdiction in which the conduct of its business or the ownership of its properties requires such qualification or authorization, except where the failure to be so qualified, authorized or in good standing would not have, individually or in the aggregate, a Material Adverse Effect.  Each such Subsidiary has all requisite limited liability company, corporate or other power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)            The outstanding equity interests of each Subsidiary of Panadero Aggregates are validly issued, fully paid and non-assessable, and are owned free and clear of any and all Liens (other than Permitted Exceptions), except as set forth in Section 5.5(b) of the Company Disclosure Letter.  There is no (i) existing option, warrant, call, right or Contract relating to, and there are no convertible securities of any such Subsidiary outstanding which upon conversion would require, the issuance of any equity interests of any such Subsidiary or other securities convertible into equity interests of any such Subsidiary, (ii) outstanding obligation, contingent or otherwise, of any Subsidiary to repurchase, redeem or otherwise acquire any equity interests of any Subsidiary or (iii) voting trust or other Contract with respect to the voting, redemption, sale transfer or other disposition of the equity interests of any Subsidiary.

5.6            Financial Statements.  Buyer has been provided with copies of (i) the audited consolidated balance sheets of (a) Panadero Corp and its Subsidiaries and (b) Panadero Aggregates and its Subsidiaries, each as at December 31, 2014, December 31 2015, and December 31 2016 and the related audited consolidated statements of operations, cash flows, of (a) Panadero Corp and its Subsidiaries and (b) Panadero Aggregates and its Subsidiaries for the year then ended (the “Annual Financial Statements”) and (ii) the unaudited consolidated balance sheets and the related unaudited consolidated statements of operations and cash flows of (a) Panadero Corp and its Subsidiaries and (b) Panadero Aggregates and its Subsidiaries, each for the three month period ending March 31, 2017 (the “Interim Financial Statements”)

(the Annual Financial Statements and the Interim Financial Statements, including the related notes and schedules thereto, as the case may be, are collectively referred to herein as the “Financial Statements”). The Financial Statements present fairly, in all material respects, the consolidated financial position and, as applicable, consolidated balance sheets and the related consolidated statements of operations and cash flows of Panadero Corp and Panadero Aggregates and their respective Subsidiaries as of the respective dates, and for the periods indicated therein.  The Financial Statements have been prepared in accordance with GAAP applied on a consistent basis through the periods indicated, except as described in the notes thereto, and subject, in the case of the Interim Financial Statements, to the absence of footnote disclosures and other presentation items and normal and recurring year-end reclassifications and adjustments (none of which would be material individually or in the aggregate to the Interim Financial Statements).

5.7           No Undisclosed Liabilities.  Except as set forth in Section 5.7 of the Company Disclosure Letter, to the Knowledge of Panadero Aggregates, Panadero Aggregates and its Subsidiaries do not have any material Liabilities of any kind that would be required to be reflected in, reserved against or otherwise described on an audited balance sheet prepared in accordance with GAAP, and that are not so reflected in, reserved against or described on the Balance Sheet, other than (a) Liabilities incurred in the Ordinary Course of Business after the Balance Sheet Date, (b) the Transaction Expenses and (c) Liabilities incurred in connection with (i) non-delinquent executory obligations under Contracts with customers and Leases, in each case entered into in the Ordinary Course of Business; and (ii) trade payables and other items reflected in the determination of Net Working Capital.  Notwithstanding the foregoing, no representation or warranty is made in this Section 5.7 with respect to Taxes (which are covered exclusively in Section 4.5, Section 5.6, Section 5.8 and Section 5.13).

5.8           Taxes.  Except as set forth in Section 5.8 of the Company Disclosure Letter:

(a)            Each of Panadero Aggregates and its Subsidiaries has timely filed all material Tax Returns required to be filed by it (taking into account applicable extensions), and all material amounts of Taxes required to be paid by it have either been paid or adequate provision therefor has been made in the Financial Statements.  All such Tax Returns are true, correct and complete in all material respects.  Any liability of Panadero Aggregates and its Subsidiaries for Taxes for any Pre-Closing Tax Period and not yet due and payable will be provided for in the Closing Statement as a current liability.

(b)            No material Tax Return filed by Panadero Aggregates or any of its Subsidiaries is the subject of a current audit or examination by any Taxing Authority.

(c)            All material Taxes required to be deducted or withheld by Panadero Aggregates and or any of its Subsidiaries have been deducted and withheld and, to the extent required, have been timely paid to the proper Taxing Authority.

(d)           Neither Panadero Aggregates nor any of its Subsidiaries has any liability for Taxes of another Person under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by Contract or otherwise.

(e)            No jurisdiction in which Panadero Aggregates or any of its Subsidiaries has not filed a Tax Return has asserted in writing received by Panadero Aggregates or any of its Subsidiaries that Panadero Aggregates or any of its Subsidiaries is or may be subject to Tax by such jurisdiction.

(f)            Neither Panadero Aggregates nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any change in accounting method, prepaid amount, installment sale or open transaction disposition.

(g)           Neither Panadero Aggregates nor any of its Subsidiaries, (i) in respect of a Tax period that remains open, has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, or (ii) is subject to a closing agreement entered into under Section 7121 of the Code, a private letter ruling of the IRS or comparable rulings of any Taxing Authority requested and obtained by Panadero Aggregates that would have a binding effect after the Closing.

(h)           Neither Panadero Aggregates nor any of its Subsidiaries has engaged in any “listed transaction” as defined in Treasury Regulations Section 1.6011-4(b)(2).

(i)            For U.S. federal income Tax purposes, (i) Panadero Aggregates has been classified as a partnership or a disregarded entity since its formation and (ii) each direct or indirect Subsidiary of Panadero Aggregates (other than Petrillo Brothers, Inc. and its direct and indirect Subsidiaries) has been classified as a partnership or a disregarded entity since its formation.

(j)            Notwithstanding any provision in this Agreement to the contrary, the only representations and warranties made with respect to all matters relating to Taxes of Panadero Aggregates or its Subsidiaries shall be representations and warranties set forth in this Section 5.8, Section 5.13 and, with respect to Petrillo Brothers, Inc. and its Subsidiaries, Section 4.5(g), and this Agreement shall not be interpreted in any manner that is contrary thereto.

5.9           Real Property.

(a)            Section 5.9(a) of the Company Disclosure Letter sets forth a correct and complete list of all Leases relating to the Leased Real Property and the respective parties thereto.  Panadero Aggregates has made available to Buyer a true and complete copy of each such Lease.

(b)           Except as set forth in Section 5.9(b) of the Company Disclosure Letter, to the Knowledge of Panadero Aggregates, Panadero Aggregates or one of its Subsidiaries has a valid leasehold interest in the Leased Real Property, and the Leases granting such interests are in full force and effect, without any material breach or material default thereunder (including any material breach or material default that would exist but for the giving of notice or passage of time, or both) by Panadero Aggregates or its Subsidiaries, or, to the Knowledge of Panadero Aggregates, by any other party to any Lease.

(c)            To the Knowledge of Panadero Aggregates, except as set forth in Section 5.9(c) of the Company Disclosure Letter, neither Panadero Aggregates nor any of its Subsidiaries has subleased, licensed, assigned, transferred, conveyed, mortgaged, deeded in trust, or encumbered any interest in the Leased Real Property or the tenant’s interest in the Leases.

(d)           To the Knowledge of Panadero Aggregates, except as set forth in Section 5.9(d) of the Company Disclosure Letter, the improvements and fixtures on the Owned Real Property and the Leased Real Property are, in all material respects, in suitable operating condition for their current use, ordinary wear and tear excepted.

(e)            To the Knowledge of Panadero Aggregates, Panadero Aggregates and its Subsidiaries have sufficient rights of access to, and sufficient utilities servicing, all Owned Real Property and all Leased Real Property that are necessary for the conduct of its business as presently conducted thereon, and there are no material pending or threatened Legal Proceedings by any Governmental Body or any other Person to cancel, terminate or modify such rights of access or utilities.

(f)            Section 5.9(f) of the Company Disclosure Letter sets forth a legal description of the real property owned in fee by Panadero Aggregates and its Subsidiaries (the “Owned Real Property”).  Panadero Aggregates or one of its Subsidiaries have, or will have prior to the Closing, good, insurable and indefeasible fee title to the Owned Real Property used in the business of Panadero Aggregates and its Subsidiaries, free and clear of all Liens of any nature whatsoever, except Permitted Exceptions.  To the Knowledge of Panadero Aggregates, none of Panadero Aggregates or any of its Subsidiaries has received, prior to the date of this Agreement, any notice from any insurance company that has issued a policy with respect to the Owned Real Property requiring performance of any material structural or other repairs or alterations to the Owned Real Property.

(g)           Except as set forth in Section 5.9(g) of the Company Disclosure Letter, neither Panadero Aggregates nor any of its Subsidiaries has leased, subleased, licensed, assigned, transferred, conveyed, mortgaged, deeded in trust, or encumbered any interest in the Owned Real Property, and there are no outstanding Contracts, options, rights of first offer or rights of first refusal in favor of any third parties to purchase any Owned Real Property or any portion thereof or interest therein.

(h)           Except as set forth in Section 5.9(h) of the Company Disclosure Letter, there is no pending or, to the Knowledge of Panadero Aggregates, threatened Legal Proceeding by any Governmental Body or Person to take, by condemnation or otherwise, any of the Leased Real Property or Owned Real Property.  Except for the Owned Real Property and the Leased Real Property, none of Panadero Aggregates or any of its Subsidiaries occupy, are legally obligated for, have an interest in, or otherwise use, any real property, nor do they have any rights or obligations to acquire such interests.

(i)             Notwithstanding any other provision of this Agreement to the contrary, the representations and warranties of Panadero Aggregates and its Subsidiaries contained in this Section 5.9, Section 5.3, Section 5.6, Section 5.7, Section 5.15, Section 5.16 and Section 5.20 are the sole and exclusive representations and warranties of Panadero Aggregates and its Subsidiaries relating to real property.

5.10        Title to Assets; Related Matters.  Panadero Aggregates and its Subsidiaries have good and marketable title to, or a valid and enforceable leasehold interest in, all of their respective material personal property and assets, free and clear of all Liens, except Permitted Exceptions (the “Assets”).

5.11        Intellectual Property.

(a)            Section 5.11(a) of the Company Disclosure Letter sets forth a correct and complete list of all Registered Intellectual Property.  To the Knowledge of Panadero Aggregates, Panadero Aggregates or one of its Subsidiaries are the sole and exclusive owner of all right, title and interest in and to the material Registered Intellectual Property and all material unregistered Intellectual Property owned by or on behalf of Panadero Aggregates and its Subsidiaries (collectively, “Company Owned Intellectual Property”).

(b)           To the Knowledge of Panadero Aggregates, (i) the conduct of the business of Panadero Aggregates and its Subsidiaries as presently conducted does not infringe or otherwise violate any Person’s Intellectual Property so as to have, individually or in the aggregate, a Material Adverse Effect on Panadero Aggregates and its Subsidiaries taken as a whole, and there are no such claims pending or to the Knowledge of Panadero Aggregates threatened against Panadero Aggregates or any Subsidiary in respect thereof, and (ii) no Person is materially infringing or otherwise materially violating in any respect any Company Owned Intellectual Property, and no such claims are pending or threatened in writing against any Person by any Company or any of their Subsidiaries.  Except as set forth in Section

5.11(b) of the Company Disclosure Letter, to the Knowledge of Panadero Aggregates, as of the date hereof, neither Panadero Aggregates nor any of its Subsidiaries has received written notice of any threatened claim that any material Company Owned Intellectual Property or the conduct of the business of Panadero Aggregates and its Subsidiaries materially infringes or otherwise materially violates any Person’s Intellectual Property.

5.12        Company Contracts.

(a)            Section 5.12(a) of the Company Disclosure Letter sets forth a correct and complete list, as of the date hereof, of all of the following Contracts to which Panadero Aggregates or any of its Subsidiaries is a party or by which any of their respective properties or assets are bound (the “Company Contracts”):

(i)            all agreements or instruments related to the incurrence of any Indebtedness of Panadero Aggregates and its Subsidiaries in an amount in excess of $4,000,000 individually;

(ii)           all Leases entered into by Panadero Aggregates or any of its Subsidiaries;

(iii)         all Contracts with any Significant Customer;

(iv)         all Contracts with any Significant Supplier involving annual commitments or payments of more than $100,000 in the aggregate to such Significant Supplier;

(v)          all Contracts for the acquisition of capital equipment or fixed assets requiring the payment by Panadero Aggregates or any of its Subsidiaries of an amount in excess of $500,000 individually;

(vi)         all Contracts (x) granting to any Person (other than Panadero Aggregates or any of its Subsidiaries) an option or a first refusal, first-offer or similar preferential right to purchase or acquire any material assets of Panadero Aggregates or its Subsidiaries or (y) containing exclusivity arrangements, a “most favored nation” clause or a covenant not to compete (or otherwise restricting the ability of the Companies or any of their Subsidiaries to engage in any business) in each case that is binding on the Companies or any of their Subsidiaries;

(vii)       all Contracts involving the sale or purchase of material assets or properties (including capital stock) of any Person other than in the Ordinary Course of Business, or a merger, consolidation, business combination or similar extraordinary transaction to the extent Panadero Aggregates or any of its Subsidiaries still has any remaining right, obligation or liability in excess of $1,000,000 thereunder;

(viii)      all Contracts requiring the disposition of any assets (including capital stock) material to the ongoing operation of the business of Panadero Aggregates or any of its Subsidiaries to the extent Panadero Aggregates or any of its Subsidiaries still has any remaining right, obligation or liability in excess of $1,000,000 thereunder;

(ix)          all Intellectual Property Licenses or any other Contracts relating to any Intellectual Property or Technology (excluding licenses pertaining to “off-the-shelf” commercially available Software used pursuant to shrink-wrap or click-through license agreements on reasonable terms for an annual license fee of no more than $100,000);

(x)           all joint venture, limited partnership, or similar agreements;

(xi)          all Contracts providing for change in control payments (excluding any such payments required by Law) to any current or former director, officer, employee or other service provider of Panadero Aggregates or any of its Subsidiaries (collectively, “Company Personnel”); and

(xii)            all collective bargaining agreements, labor agreements, union Contracts or other Contracts with any labor union, works counsel, or associate representing any current or former employees of Panadero Aggregates or any of its Subsidiaries (each, a “Labor Agreement”).

(b)           Correct and complete copies of all Company Contracts, including all amendments, modifications and supplements thereto, have been made available to Buyer.  Each Company Contract is valid, binding and enforceable in accordance with its terms with respect to Panadero Aggregates or any of its Subsidiaries, as applicable, and, to the Knowledge of Panadero Aggregates, each other party to such Company Contract, in each case, except as such enforceability (i) may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar Laws affecting or relating to enforcement of creditors’ rights generally, and (ii) is subject to general principles of equity (regardless of whether enforceability is considered in a Legal Proceeding at law or in equity).  There is no existing default or breach and no event has occurred which, with the giving of notice or the lapse of time or both, would constitute such a default or breach, by Panadero Aggregates or any of its Subsidiaries, as applicable, or, to the Knowledge of Panadero Aggregates, each other party under any Company Contract that, individually or in the aggregate, would have, individually or in the aggregate, a Material Adverse Effect.

5.13        Employee Benefits Plans.

(a)            Section 5.13(a) of the Company Disclosure Letter contains a complete and correct list of all material Company Benefit Plans.  Panadero Aggregates has made or caused to be made available to Buyer true, complete and correct copies of the following documents, to the extent applicable:  (i) all Company Benefit Plans, and all amendments thereto (or a written summary of such plan if not reduced to writing); (ii) the most recent summary plan descriptions; (iii) the most recent Forms 5500 and all schedules thereto, (iv) the most recent financial statements and actuarial or other valuation reports prepared with respect to each Company Benefit Plan; (v) each insurance or group annuity contract or other funding vehicle with respect to each Company Benefit Plan; (vi) all material communications or documents filed with a Government Body since January 1, 2012, in connection with Company Benefit Plans.  With respect to each Company Benefit Plan intended to qualify under Section 401(a) of the Code (including, without limitation, the Bluegrass Materials Company, LLC 401(k) Savings Plan), Panadero Aggregates has made or caused to be made available to Buyer the most recent IRS opinion or determination letter.

(b)           Except as set forth in Section 5.13(b) of the Company Disclosure Letter, each Company Benefit Plan has been maintained and administered in compliance in all material respects with the terms of such Company Benefit Plan and applicable Laws (including ERISA and the Code). All material contributions required to be made under the terms of any Company Benefit Plans to any funds or trusts established thereunder or in connection therewith have been made by the due date thereof (including any valid extension).

(c)            Except as set forth in Section 5.13(c) of the Company Disclosure Letter or as would not reasonably be expected to result in material liability to the Companies, there are no actions, investigations, inquiries, audits, lawsuits, proceedings, claims or suits pending or, to the Knowledge of Panadero Aggregates, threatened by any Governmental Body or by any current or former participant or beneficiary (other than routine claims for benefits or routine appeals thereof) that relate to any of the Company Benefit Plans.

(d)           Except as set forth in Section 5.13(d) of the Company Disclosure Letter, each Company Benefit Plan which is intended to qualify under Section 401(a) of the Code has received a favorable determination letter from the IRS as to its qualified status or a favorable prototype opinion letter from the IRS, and to the Knowledge of Panadero Aggregates, no fact or event has occurred that would reasonably be expected to cause the denial or loss of any such qualified status.

(e)            Except as set forth in Section 5.13(e) of the Company Disclosure Letter, no Company Benefit Plan provides any retiree or post-employment medical or life insurance, benefits or coverage to any Person, except as required under COBRA (or similar state Law). Except as set forth in Section 5.13(e) of the Company Disclosure Letter, neither Panadero Aggregates nor any of its Subsidiaries currently contributes or is obligated to contribute, nor within the past six years has contributed or has been obligated to contribute, to any employee benefit plan subject to Title IV of ERISA or any Multiemployer Plan.

(f)            Except as set forth in Section 5.13(f) of the Company Disclosure Letter, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (alone or in conjunction with any other event, including any termination of employment) will (i) accelerate the vesting of, increase the amount of, or result in any material payment becoming due to any Company Personnel, or (ii) give rise to any payments or benefits that would be subject to tax under Section 4999 of the Code or nondeductible to the payor under Section 280G of the Code.

(g)           Notwithstanding any other provision of this Agreement to the contrary, the representations and warranties of Panadero Aggregates and its Subsidiaries contained in this Section 5.13, Section 5.6, Section 5.7 and Section 5.15 are the sole and exclusive representations and warranties with respect to Panadero Aggregates and its Subsidiaries relating to the Company Benefit Plans.

5.14        Labor.

(a)            Except as set forth in Section 5.14(a) of the Company Disclosure Letter, neither Panadero Aggregates nor any of its Subsidiaries is a party to or bound by any Labor Agreement, other than the omnibus agreements covering substantially all employees in a particular jurisdiction pursuant to the Law or customary practice of that jurisdiction respecting the Company Personnel.  Panadero Aggregates has delivered or otherwise made available to Buyer true, correct and complete copies of the Labor Agreements listed in Section 5.14(a) of the Company Disclosure Letter, together with all amendments, modifications, or supplements thereto.

(b)           Except as set forth in Section 5.14(b) of the Company Disclosure Letter or would not adversely affect Panadero Aggregates or its Subsidiaries in any material respect, no labor organization or group of employees has made a pending demand for recognition, and there are no representation proceedings or petitions seeking a representation proceeding pending, or to the Knowledge of Panadero Aggregates, threatened to be brought or filed with the National Labor Relations Board or other labor relations tribunal, in each case as of the date of this Agreement.

(c)            Except as set forth in Section 5.14(c) of the Company Disclosure Letter or would not adversely affect Panadero Aggregates or its Subsidiaries in any material respect, as of the date of this Agreement, there are no (i) pending or, to the Knowledge of Panadero Aggregates, threatened strikes, walkouts or other work stoppages, slowdowns, or lockouts by any labor organizations or group of employees; (ii) material grievances or other labor disputes pending or, to the Knowledge of Panadero

Aggregates, threatened against or involving Panadero Aggregates or its Subsidiaries; or (iii) unfair labor practice charges, grievances or complaints pending or, to the Knowledge of Panadero Aggregates, threatened by or on behalf of any labor organization employee or group of employees, in each case of Panadero Aggregates and its Subsidiaries.

(d)           Except as would not adversely affect Panadero Aggregates or its Subsidiaries in any material respect, Panadero Aggregates and each of its Subsidiaries is in compliance with all Labor Laws, except as set forth in Section 5.14(d) of the Company Disclosure Letter.  There has been no “mass layoff” or “plant closing” (as defined by the WARN Act) with respect to Panadero Aggregates or any of its Subsidiaries within the six months prior to Closing.

(e)            Notwithstanding any other provision of this Agreement to the contrary, the representations and warranties of Panadero Aggregates and its Subsidiaries contained in this Section 5.14, Section 5.6, Section 5.7, Section 5.13 and Section 5.15 are the sole and exclusive representations and warranties with respect to Panadero Aggregates and its Subsidiaries relating to labor matters.

5.15        Litigation.  Except as set forth in Section 5.15 of the Company Disclosure Letter, there are no Legal Proceedings pending or, to the Knowledge of Panadero Aggregates, threatened against Panadero Aggregates or any of its Subsidiaries before any Governmental Body and neither Panadero Aggregates nor any of its Subsidiaries is subject to any outstanding Order, except in each case as would not have, individually or in the aggregate, a Material Adverse Effect.

5.16        Compliance with Laws; Permits.

(a)            Except as set forth in Section 5.16(a) of the Company Disclosure Letter, neither Panadero Aggregates nor any of its Subsidiaries is in violation, default or breach, or since January 1, 2016 has been in violation, default or breach, of any Law or Order applicable to Panadero Aggregates and its Subsidiaries, except for such violation, default or breach which would not be material to Panadero Aggregates and its Subsidiaries, taken as a whole.  Except as set forth in Section 5.16(a) of the Company Disclosure Letter, since January 1, 2016, neither Panadero Aggregates nor any of its Subsidiaries (i) has received any written notification or communication from any Governmental Body asserting that Panadero Aggregates or any of its Subsidiaries is not in compliance in any material respect with any applicable Law or Order material to the Companies or (ii) entered into or been subject to any Order material to the Companies.  Notwithstanding the foregoing, no representation or warranty is made in this Section 5.16(a) with respect to (i) environmental matters (which are covered exclusively in Section 5.3, Section 5.6, Section 5.7, Section 5.16(b) and Section 5.17), (ii) Taxes (which are covered exclusively in Section 4.5, Section 5.6, Section 5.8 and Section 5.13) or (iii) employee benefit plan and labor matters (which are covered exclusively in Section 5.6, Section 5.7, Section 5.13, Section 5.14 and Section 5.15).

(b)            Section 5.16(b) of the Company Disclosure Letter contains a list of all material permits, authorizations and licenses of any Governmental Body (collectively, the “Licenses”) owned or possessed by Panadero Aggregates or its Subsidiaries and no other material permits and licenses of governmental authorities are required in the conduct of their respective businesses or used by Panadero Aggregates and its Subsidiaries in the conduct of their businesses, in each case as of the date hereof.  Except as set forth in Section 5.16(b) of the Company Disclosure Letter, each such License is in full force and effect, and Panadero Aggregates or one of its Subsidiaries, as the case may be, is in compliance in all material respects with all of its obligations with respect to such Licenses, and no event has occurred, and no Legal Proceeding is pending or, to the Knowledge of Panadero Aggregates, threatened, which allows, or upon the giving of notice or the passage of time or both would allow, or otherwise give rise to, the revocation or termination of any such License.

5.17        Environmental Matters.  Except as set forth on Section 5.17 of the Company Disclosure Letter:

(a)            Each of Panadero Aggregates and its Subsidiaries is and, since January 1, 2016, has been in compliance with all applicable Environmental Laws, which compliance includes obtaining, maintaining and complying with all applicable Environmental Licenses and required financial assurance instruments, except for noncompliance that would not result in, individually or in the aggregate, a Material Adverse Effect.

(b)           Neither Panadero Aggregates nor any of its Subsidiaries has received, during the three (3) year period ending on the date hereof or that otherwise remains unresolved, any written notice from any Governmental Body or other Person that alleges that any of them has violated, or is potentially liable under, any Environmental Laws, and neither Panadero Aggregates nor its Subsidiaries is the subject of any pending or, to the Knowledge of Panadero Aggregates, threatened claims, investigations, orders, injunctions or Legal Proceedings arising under Environmental Laws, except in each case as would not result in, individually or in the aggregate, a Material Adverse Effect.

(c)            There has been no Release of, or exposure to, any Hazardous Materials on, at or from the Owned Real Property or Leased Real Property or in connection with the business of Panadero Aggregates and its Subsidiaries, any other location in concentrations greater than those allowed, or that otherwise would result in Liability, under Environmental Laws or Environmental Licenses and that would result in, individually or in the aggregate, a Material Adverse Effect.

(d)           Neither Panadero Aggregates nor its Subsidiaries has retained or assumed, either contractually or by operation of Law, any Liabilities that would reasonably be expected to form the basis of any Legal Proceeding under Environmental Law against Panadero Aggregates or its Subsidiaries, except as would not have, individually or in the aggregate, a Material Adverse Effect.

(e)            Notwithstanding any other provision of this Agreement to the contrary, the representations and warranties of Panadero Aggregates and its Subsidiaries contained in this Section 5.17, Section 5.3, Section 5.6, Section 5.7 and Section 5.16(b) are the sole and exclusive representations and warranties of Panadero Aggregates and its Subsidiaries relating to environmental matters including matters arising under or relating to Environmental Laws.

5.18        Financial Advisors.  Except as set forth in Section 5.18 of the Company Disclosure Letter, no Person has acted, directly or indirectly, as a broker, finder or financial advisor for the Companies in connection with the Transaction and no Person is entitled to any fee or commission or like payment in respect thereof.

5.19        Affiliate Transactions.  Except as set forth in Section 5.19 of the Company Disclosure Letter, no officer, director or Affiliate (other than Panadero Aggregates and its Subsidiaries) of any Seller or any member of any such individual’s immediate family (“Related Persons”) (i) owes to Panadero Aggregates or any of its Subsidiaries any amount payable, nor does Panadero Aggregates or any of its Subsidiaries owe any amount to, or has committed to make any loan or extend or guarantee credit to or for the benefit of, any Related Person or (ii) is party to or otherwise involved in any Contract, business arrangement or other relationship with Panadero Aggregates or any of its Subsidiaries (collectively, “Affiliate Contracts”).  Neither the Sellers nor any of their Affiliates (other than the Companies and their Subsidiaries) owns or has any interest in or any right to acquire any interest in (x) any of the assets, properties or rights utilized by Panadero Aggregates and its Subsidiaries in the operation of their business as it is presently conducted or (y) any properties that are adjacent to any Owned Real Property or Leased Real Property (or hold any right to acquire any such property).

5.20        Insurance Policies.  Section 5.20 of the Company Disclosure Letter sets forth a correct and complete list of all material insurance policies, excluding title insurance policies, maintained by Panadero Aggregates or any of its Subsidiaries (the “Policies”).  Neither Panadero Aggregates nor any of its Subsidiaries is in material breach or default, and neither Panadero Aggregates nor any of its Subsidiaries have taken any action or failed to take any action which, with notice or the lapse of time, would constitute such a material breach or default, or permit termination or modification, of any of the Policies.  No written notice of cancellation or termination has been received by Panadero Aggregates with respect to any of the Policies, and there are no material claims pending under any of the Policies for which coverage has been denied or disputed by the applicable insurance carrier (other than a customary reservation of rights notice).

5.21        Customers and Suppliers.  Section 5.21 of the Company Disclosure Letter sets forth the 10 largest customers (as measured by the dollar amount of purchases thereby) (the “Significant Customers”) and the 10 largest suppliers (as measured by the dollar amount of purchases therefrom) (the “Significant Suppliers”) of the business of Panadero Aggregates and its Subsidiaries for the 12-month period ending on December 31, 2016.

5.22        Absence of Certain Developments.  Except as contemplated by this Agreement or as set forth in Section 5.22 of the Company Disclosure Letter, since the Balance Sheet Date (a) there has not been any Material Adverse Effect and (b) no action has been taken by Panadero Aggregates or any of its Subsidiaries that would be prohibited by Section 7.2(b) had such section applied to Panadero Aggregates and its Subsidiaries during such period.

ARTICLE 6

REPRESENTATIONS AND WARRANTIES RELATING TO BUYER

Buyer hereby represents and warrants to the Sellers and the Companies as of the date hereof and as of the Closing Date that:

6.1           Organization and Good Standing.  Buyer is a corporation, duly organized, validly existing and in good standing under the laws of North Carolina and has all requisite corporate power and authority to own, lease and operate its properties and carry on its business as now conducted.

6.2           Authorization of Agreement.  Buyer has all requisite power and authority to execute and deliver this Agreement and each other agreement, document, instrument or certificate contemplated by this Agreement or to be executed by Buyer in connection with the consummation of the Transaction (collectively, the “Buyer Documents”), and to consummate the Transaction.  The execution, delivery and performance by Buyer of this Agreement and each Buyer Document, and the consummation of the Transaction, have been duly and validly authorized by all necessary action on behalf of Buyer.  This Agreement has been, and each Buyer Document will be at or prior to the Closing, duly executed and delivered by Buyer and (assuming the due authorization, execution and delivery by the other parties hereto and thereto) this Agreement constitutes, and each Buyer Document when so executed and delivered will constitute, the legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its and their terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).

6.3           Conflicts; Consents of Third Parties.

(a)            None of the execution and delivery by Buyer of this Agreement or the Buyer Documents, the consummation of the Transaction, or compliance by Buyer with any of the provisions hereof or thereof will conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination or cancellation under, any provision of (i) the certificate of incorporation and by-laws or comparable organizational documents of Buyer; (ii) any Contract or License to which Buyer is a party or by which any of the properties or assets of Buyer are bound; (iii) any Order applicable to Buyer or by which any of the properties or assets of Buyer are bound; or (iv) any applicable Law, other than, in the case of clauses (ii), (iii) and (iv), such conflicts, violations, defaults, terminations or cancellations, that would not, individually or in the aggregate, prevent, materially delay or impair (x) the ability of Buyer to execute and deliver this Agreement or consummate the Transaction or (y) the performance by Buyer of its obligations under this Agreement.

(b)           No consent, waiver, approval, Order, License or authorization of, or declaration or filing with, or notification to, any Person or Governmental Body is required on the part of Buyer in connection with the execution and delivery of this Agreement or the Buyer Documents, the compliance by Buyer with any of the provisions hereof or thereof, the consummation of the transactions contemplated hereby or thereby or the taking by Buyer of any other action contemplated hereby or thereby, except for compliance with the applicable requirements of the HSR Act and the other applicable Competition Law, as set forth in Section 6.3(b) of the Buyer Disclosure Letter.

(c)            None of the execution and delivery by Buyer of this Agreement or the Buyer Documents, the consummation of the Transaction, or compliance by Buyer with any of the provisions hereof or thereof requires, or will require, the vote or approval of the holders of any class or series of capital stock of Buyer or any direct or indirect equityholder of Buyer.

6.4           Litigation.  There are no Legal Proceedings pending or, to the Knowledge of Buyer, threatened against Buyer that are reasonably likely to prohibit or restrain the ability of Buyer to enter into this Agreement or any Buyer Documents or consummate the Transaction.

6.5           Investment Intention.  Buyer is purchasing the Securities for its own account with the present intention of holding such securities for investment purposes and not with a view to or for sale in connection with any public distribution of such securities in violation of any federal, state or foreign securities Laws.  Buyer is an “accredited investor” as defined in Regulation D promulgated under the Securities Act.  Buyer acknowledges and agrees that it is fully informed as to the risks of the Transaction and the ownership of the Securities.  Buyer has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of its investment in the Companies pursuant to this Agreement and protecting its own interests in connection with the Transaction.  Buyer acknowledges that the Securities have not been registered under the Securities Act or any state or foreign securities Laws and that the Securities may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of unless such transfer, sale, assignment, pledge, hypothecation or other disposition is pursuant to the terms of an effective registration statement under the Securities Act and is registered under any applicable state or foreign securities Laws or pursuant to an exemption from registration under the Securities Act and any applicable state or foreign securities Laws.

6.6           Financial Advisors.  Except as set forth in Section 6.6 of the Buyer Disclosure Letter, no Person has acted, directly or indirectly, as a broker, finder or financial advisor for Buyer in connection with the transactions contemplated by this Agreement and no Person is entitled to any fee or commission or like payment in respect thereof.

6.7           Financial Capability.  At the Closing, Buyer (a) will have sufficient funds available to pay the Estimated Purchase Price (and any adjustments thereto in accordance with this

Agreement) and any fees or expenses incurred by Buyer in connection with the Transaction, (b) will have the resources and capabilities (financial or otherwise) to perform its obligations hereunder, and (c) will not have incurred any obligation, commitment, restriction or Liability of any kind that would impair or adversely affect such resources and capabilities.  Buyer acknowledges and agrees that (x) neither the Companies, the Sellers nor any of their Affiliates or any of their respective managers, officers, directors, employees, advisors, consultants, agents or representatives have any responsibility for any debt financing that Buyer may raise in connection with the Transaction, (y) it is not a condition to Closing under this Agreement, nor to the consummation of the Transaction, for Buyer to obtain any equity or debt financing and (z) it does not have the right to terminate this Agreement for failure to obtain any equity or debt financing.

6.8           Solvency.  Immediately after giving effect to the consummation of the Transaction: (i) the fair saleable value (determined on a going concern basis) of the assets of Buyer and Panadero Corp and its Subsidiaries shall be greater than the total amount of their Liabilities (including all contingent Liabilities); (ii) Buyer and Panadero Corp and its Subsidiaries shall be able to pay their debts as they become due; and (iii) Buyer and Panadero Corp and its Subsidiaries shall have adequate capital to carry on their businesses. No transfer of property is being made by Buyer and no obligation is being incurred by Buyer in connection with the Transaction with the intent to hinder, delay or defraud either present or future creditors of Buyer.

6.9           Access and Investigation; Condition of the Business, No Other Representations; Non-Reliance.  Buyer has conducted, to its satisfaction, its own independent investigation of the condition, operations and business of Panadero Corp and its Subsidiaries and, in making its determination to proceed with the Transaction, and Buyer has relied solely upon (i) the representations and warranties in Article 3, Article 4, and Article 5 (in each case, as modified by the Company Disclosure Letter), and (ii) the results of its own independent investigation.  Except for the representations and warranties in Article 3, Article 4 and Article 5 (in each case, as modified by the Company Disclosure Letter), (a) none of the Sellers nor the Companies is making, and Buyer has not and will not rely upon, any other statements, representations or warranties whatsoever, express or implied, with respect to Panadero Corp, its Subsidiaries or their respective businesses, assets, liabilities, operations, prospects, or condition (financial or otherwise), including with respect to merchantability or fitness for any particular purpose of any assets, the nature or extent of any liabilities, the prospects of the business, the effectiveness or the success of any operations, or the accuracy or completeness of any confidential information memoranda, documents, projections, material or other information (financial or otherwise) regarding Panadero Corp or its Subsidiaries furnished to Buyer or its representatives or made available to Buyer and its representatives in any “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the Transaction, or in respect of any other matter or thing whatsoever, and (b) no Seller, stockholder, officer, manager, agent, representative or employee of the Sellers, the Companies or their Affiliates has any authority, express or implied, to make any representations, warranties or agreements not specifically set forth in this Agreement and subject to the limited remedies herein provided.

ARTICLE 7

COVENANTS

7.1           Access to Information.  Prior to the earlier of the termination of this Agreement in accordance with its terms and the Closing Date, subject to the terms of the Confidentiality Agreement, Buyer shall be entitled to make such investigation of the properties, businesses and operations of Panadero Corp and its Subsidiaries and such examination of the books and records of Panadero Corp and its Subsidiaries as it reasonably requests, including making available to Buyer (a) all material written information in its possession related to drilling, subsurface exploration and testing for the purpose of determining the quantity, quality, geology, mineralogy and other aspects of any mineral reserves on the Owned Real Property and the Leased Real Property and (b) all Licenses owned or possessed by Panadero Corp or its Subsidiaries.  Any such investigation and examination shall be conducted during regular business hours and under reasonable circumstances, shall be subject to restrictions under applicable Law and shall not unreasonably interfere with the operations of the Companies.  Panadero Corp shall cause the officers, employees, consultants, agents, accountants, attorneys and other representatives of Panadero Corp and its Subsidiaries to reasonably cooperate with Buyer and Buyer’s representatives in connection with such investigation and examination, and Buyer and its representatives shall cooperate with Panadero Corp, its Subsidiaries and their respective representatives and shall use their reasonable efforts to minimize any disruption to the business.  In addition, no such investigation or examination shall be permitted to the extent that (x) it would require Panadero Corp or any of its Subsidiaries to disclose information subject to attorney-client privilege or (y) legal counsel for the Companies reasonably concludes that it may give rise to antitrust or competition law issues or violate a protective order or otherwise may not be disclosed pursuant to applicable Law; provided that the Companies shall use commercially reasonable efforts to provide the information sought in such investigation or examination in a manner that does not jeopardize such attorney-client privilege or give rise to such legal issues, violate such protective order or otherwise contravene applicable Law.  Notwithstanding anything to the contrary contained herein, prior to the Closing, without the prior written consent of the Companies, which may be withheld in the Companies’ sole discretion, Buyer (i) shall not contact any employees of, suppliers to, customers of, or financing sources to, Panadero Corp or any of its Subsidiaries in connection with the Companies or the Transaction and (ii) shall have no right to conduct any Phase II environmental investigation relating to any real property owned by or leased to Panadero Corp and/or its Subsidiaries.  Nothing contained in this Agreement shall be construed to give to Buyer, directly or indirectly, rights to control or direct Panadero Corp’s or its Subsidiaries’ operations prior to the Closing.  Prior to the Closing, Panadero Corp shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision of its and its Subsidiaries’ operations.

7.2           Conduct of the Business Pending the Closing.

(a)            Prior to the Closing, except (w) as set forth in Section 7.2(a) of the Company Disclosure Letter, (x) as required by applicable Law, (y) as otherwise contemplated by this Agreement, any of the Seller Documents or the Company Documents, or (z) with the prior written consent of Buyer (such consent not to be unreasonably withheld, conditioned or delayed; provided, that Buyer shall respond as soon as reasonably practicable following receipt of a written request for such consent), Panadero Corp shall, and shall cause its Subsidiaries to:

(i)            conduct the respective businesses of Panadero Corp and the Subsidiaries in the Ordinary Course of Business;

(ii)           cause Panadero Aggregates to make a valid election under Section 754 of the Code; and

(iii)         use its commercially reasonable efforts to (A) preserve the present business operations, organization and goodwill of Panadero Corp and its Subsidiaries, and (B) preserve the present relationships with customers and suppliers of Panadero Corp and its Subsidiaries.

(b)           Other than (1) as set forth in Section 7.2(b) of the Company Disclosure Letter, (2) as required by applicable Law, (3) as otherwise contemplated by this Agreement, any of the Seller Documents or any of the Company Documents or (4) with the prior written consent of Buyer (such consent not to be unreasonably withheld, conditioned or delayed; provided, that Buyer shall respond as soon as reasonably practicable following receipt of a written request for such consent), Panadero Corp shall not, and shall not permit its Subsidiaries to:

(i)            transfer, issue, sell, purchase, redeem, retire or grant any equity interests of Panadero Corp or any of its Subsidiaries or grant any options, warrants, calls or other rights to purchase or otherwise acquire equity interests of Panadero Corp or any of its Subsidiaries;

(ii)           reclassify, combine, split, subdivide or amend the terms of any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of, or in substitution for, shares of its capital stock;

(iii)         amend in any material respect the certificate of incorporation, bylaws or comparable organizational documents of Panadero Corp or any of its Subsidiaries;

(iv)         declare, set aside or pay any non-cash dividend or non-cash distribution;

(v)          except (x) as required pursuant to any existing Labor Agreement, other Contract or Company Benefit Plan, or (y) as required by applicable Law, (1) materially increase the amount of any bonus, salary or other compensation to any Company Personnel (other than any such increase in the Ordinary Course of Business to an employee who is not a member of the Executive Management Team), (2) establish, adopt, enter into or amend in any material respect, or materially increase the payments or benefits under, any Labor Agreement or Company Benefit Plan (or any plan or arrangement that would be a Labor Agreement or Company Benefit Plan if it were in existence as of the date hereof), other than (x) in connection with renewals, modifications or replacements in the Ordinary Course of Business of health insurance and other Company Benefit Plans that are customarily renewed, modified or replaced on an annual basis, and (y) offer letters to new hires engaged in the Ordinary Course of Business who are not members of the Executive Management Team, provided that such offer letters do not provide for change in control, retention or severance benefits, or (3) take any action to accelerate any rights or benefits under any Company Benefit Plan;

(vi)         enter into any commitment for any capital expenditures of Panadero Corp or any of its Subsidiaries to be made following the Closing in excess of the amounts set forth in Section 7.2(b)(vi) of the Company Disclosure Letter;

(vii)       without duplication of subsection (vi), acquire or lease any properties or assets, or sell, lease, sublease, assign, license, transfer, convey, or otherwise dispose of any of the properties or assets of Panadero Corp and its Subsidiaries with a value in excess of $2,000,000 individually, or $5,000,000 in the aggregate;

(viii)      amend or terminate, or assign any material rights or claims under, any Lease (except renewals under the terms thereof, in the Ordinary Course of Business);

(ix)          change its fiscal year or its present accounting methods or principles in any material respect, except as required by GAAP or by the Companies’ auditors;

(x)           change any annual Tax accounting period, change any material method of Tax accounting, amend any material Tax Returns, settle any material Tax claim, make or change any material election relating to Taxes or take any action that would result in a change of the tax classification of Panadero Aggregates or any of its Subsidiaries;

(xi)          incur any Indebtedness in excess of $2,000,000 other than in the Ordinary Course of Business; provided, that, for the avoidance of doubt, borrowings under the Credit Facilities, as amended, in amounts not to exceed the aggregate amount of commitments in effect as of the date of this Agreement, shall not require the consent of Buyer;

(xii)        permit Panadero Corp or any of its Subsidiaries to enter into or agree to enter into any merger or consolidation with any corporation or other entity, or acquire the securities of any other Person, except, in each case for transactions between Panadero Corp and/or any of its Subsidiaries;

(xiii)       settle any pending or threatened litigation, proceeding or other Action other than for an amount not in excess of $500,000 individually or $1,000,000 in the aggregate, provided that such settlement does not result in any continuing obligations (other than customary confidentiality obligations) of the Companies or their Subsidiaries and does not involve any injunctive or equitable relief, or impose restrictions (other than customary confidentiality obligations), on the Companies or their Subsidiaries;

(xiv)      subject any material asset or property to any Lien, other than Permitted Exceptions or Liens that will be released at or prior to the Closing;

(xv)        amend or terminate, or assign any material rights or claims under, any Company Contract or enter into any Contract that would have constituted a Company Contract if such Contract had been entered into at or prior to the date of this Agreement, in each case other than in the Ordinary Course of Business;

(xvi)      (x) granting to any Person (other than Panadero Aggregates or any of its Subsidiaries) an option or a first refusal, first-offer or similar preferential right to purchase or acquire any material assets of Panadero Corp or its Subsidiaries or (y) containing exclusivity arrangements, a “most favored nation” clause or a covenant not to compete (or otherwise restricting the ability of the Companies or any of their Subsidiaries to engage in any business) in each case that is binding on the Companies or any of their Subsidiaries; or

(xvii)     agree or commit, whether in writing or otherwise, to do any of the foregoing.

(c)            Notwithstanding anything contained in this Agreement to the contrary, Panadero Corp and its Subsidiaries shall be permitted to maintain through the Closing Date the cash management systems of Panadero Corp and its Subsidiaries, maintain the cash management procedures as currently conducted by Panadero Corp and its Subsidiaries, and periodically settle intercompany balances consistent with past practices (including through dividends and capital contributions and all such intercompany balances shall be settled at the Closing in accordance with their terms).  Panadero Corp and its Subsidiaries are allowed to dividend all Cash and Cash Equivalents of Panadero Corp and its Subsidiaries to the Sellers immediately prior to the Adjustment Time.

7.3           Regulatory Approvals.

(a)            Subject to the terms and conditions herein, each party hereto agrees to use its reasonable best efforts to take, or cause to be taken, all action, and to do, or cause to be done as promptly as practicable, all things necessary, proper and advisable under applicable Laws to consummate and make effective as promptly as practicable the Transaction.  Subject to appropriate confidentiality protections, each party hereto shall furnish to the other parties such necessary information and reasonable assistance as such other party may reasonably request in connection with the foregoing.

(b)           Each of the parties shall cooperate with one another in good faith and use its reasonable best efforts to prepare all necessary documentation (including furnishing all information required under the HSR Act or other Competition Laws) to effect promptly all necessary filings and to obtain all consents, waivers and approvals necessary to consummate the transactions contemplated by this Agreement.  Each party hereto shall provide to the other parties copies of all correspondence between it (or its advisors) and any Governmental Antitrust Entity relating to the Transaction or any of the matters described in this Section 7.3.  Each such party shall promptly inform the other parties hereto of any oral communication with, and provide copies of written communications with any Governmental Body regarding any such filings or any such transaction.  No party hereto shall independently participate in any formal meeting with any Governmental Body in respect of any such filings, investigation, or other inquiry without giving the other parties hereto prior notice of the meeting and, to the extent permitted by such Governmental Body, the opportunity to attend and/or participate.  Without limiting the obligations of Buyer pursuant to this Section 7.3, Buyer shall (i) control the strategy for obtaining any consents, waivers and approvals from any Governmental Antitrust Entity in connection with the Transaction and (ii) control the overall development of the positions to be taken and the regulatory actions to be requested in any filing or submission with a Governmental Body in connection with the Transaction and in connection with any investigation or other inquiry or litigation by or before, or any negotiations with, a Governmental Body relating to the Transaction and of all other regulatory matters incidental thereto; provided that Buyer shall consult and cooperate with the Seller Representative with respect to such strategy, positions and requested regulatory action (including in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto relating to proceedings under the HSR Act or other Competition Laws) and consider the Seller Representative’s views in good faith.

(c)            Without limiting the generality of the undertakings pursuant to this Section 7.3, the parties hereto shall provide or cause to be provided as promptly as practicable to any Governmental Antitrust Entity information and documents requested or required to be submitted by any Governmental Antitrust Entity, including filing any notification and report form and related material required under the HSR Act or any other applicable Competition Law at a date to be mutually agreed by the parties (but not to exceed thirty (30) days from the execution of this Agreement without the written consent of the Seller Representative), and thereafter to respond promptly to any request for additional information or documentary material that may be made and use best efforts to obtain early termination of the waiting period under the HSR Act and to obtain required approval under any other applicable Competition Law, as set forth in Section 3.4(b) of the Company Disclosure Letter.  Fees associated with filings required by the HSR Act and any other applicable Competition Law shall be borne by Buyer.

(d)           Further, each of the parties hereto shall take any and all actions necessary to resolve such objections, if any, as may be asserted by any Governmental Antitrust Entity with respect to the Transaction under any Competition Law.  In connection therewith, if any Legal Proceeding is instituted (or threatened to be instituted) challenging the Transaction as in violation of any Competition Law, each of the parties hereto shall cooperate and use its best efforts to contest and resist any such Legal Proceeding, and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Transaction, including by pursuing all available avenues of administrative and judicial appeal and all available legislative action, unless, by mutual agreement, Buyer and the Seller Representative decide that litigation is not in their respective best interests.  Buyer and the Companies shall take any and all actions necessary as may be required to cause the expiration of the notice periods under the HSR Act or other Competition Laws with respect to the Transactions reasonably promptly, and in any case, prior to the Outside Date.  In connection with and without limiting the foregoing, each of Buyer and the Companies agree to promptly take any and all steps necessary to avoid or eliminate each and every impediment under any Competition Laws that may be asserted by any Governmental Antitrust Entity, so as to enable the parties to close the Transaction reasonably promptly and, in any case, prior to the Outside Date.  The parties hereto shall cooperate and work together in good faith in an effort to cause the expiration of the notice periods under the HSR Act or any other Competition Laws prior to December 31, 2017, or as promptly as practicable thereafter. Without limiting the generality of the foregoing, Buyer shall:

(i)            at Buyer’s sole cost, comply with all restrictions and conditions, if any, imposed or requested by any (A) Governmental Antitrust Entity with respect to Competition Laws in connection with granting any necessary clearance or terminating any applicable waiting period including (1) agreeing to sell, divest, hold separate, license, cause a third party to acquire, or otherwise dispose of, any Subsidiary, operations, divisions, businesses, product lines, customers or assets of Buyer, its Affiliates, Panadero Corp or any of its Subsidiaries contemporaneously with or after the Closing and regardless as to whether a third party Buyer has been identified or approved prior to the Closing (a “Divestiture”), (2) taking or committing to take such other actions that may limit Buyer, its Affiliates, Panadero Corp or any of its Subsidiaries’ freedom of action with respect to, or its ability to retain, one or more of its operations, divisions, businesses, products lines, customers or assets, and (3) entering into any Order, consent decree or other agreement to effectuate any of the foregoing or (B) third party in connection with a Divestiture;

(ii)           terminate any Contract or other business relationship as may be required to obtain any necessary clearance of any Governmental Antitrust Entity or to obtain termination of any applicable waiting period under any Competition Laws; and

(iii)         not extend any waiting period or enter into any agreement or understanding with any Governmental Antitrust Entity without the prior written consent of the Companies (not to be unreasonably withheld, conditioned or delayed).

(e)            The parties hereto shall not, and shall cause their respective Affiliates not to, acquire or agree to acquire, by merging with or into or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets, if the entering into of a definitive agreement relating to, or the consummation of such acquisition, merger or consolidation could reasonably be expected to: (i) impose any delay in the obtaining of, or increase the risk of not obtaining, any consents of any Governmental Antitrust Entity necessary to consummate the transactions contemplated hereby or the expiration or termination of any applicable waiting period; (ii) increase the risk of any Governmental Antitrust Entity entering an Order prohibiting the consummation of the transactions contemplated hereby; (iii) increase the risk of not being able to remove any such Order on appeal or otherwise; or (iv) delay or prevent the consummation of the transactions contemplated hereby.

(f)            The parties hereto shall take promptly, in the event that any permanent or preliminary injunction or other Order is entered or becomes reasonably foreseeable to be entered in any Legal Proceeding that would make the consummation of the Transaction in accordance with the terms of this Agreement unlawful or that would prevent or delay consummation of the Transaction, any and all steps (including the appeal thereof, the posting of a bond or the taking of the steps contemplated by subsection (d)) necessary to vacate, modify or suspend such injunction or order so as to permit such consummation.

(g)           Notwithstanding the foregoing or any other provision of this Agreement (including Sections 7.3(d) and (f)), (1) none of the Sellers, the Seller Representative, Panadero Corp or any of its Subsidiaries shall, without Buyer’s prior written consent, take or commit to take any of the actions listed in clauses (i)–(iii) of Section 7.3(d) or any actions contemplated by Section 7.3(f) and (2) the Sellers, the Seller Representative, Panadero Corp and any of its Subsidiaries shall, at Buyer’s written request, take or commit to take any of the actions listed in clauses (i)–(iii) of Section 7.3(d) or any actions contemplated by Section 7.3(f), in each case so long as such actions are conditioned on the closing of the Transaction.

7.4           Further Assurances.  Other than as provided in Section 7.3, each of the parties hereto shall use its reasonable best efforts to (i) take all actions necessary or appropriate to consummate the Transaction, (ii) cause the fulfillment at the earliest practicable date of all of the conditions to their respective obligations to consummate the Transaction and (iii) execute and deliver, upon the written request of any party hereto, any and all such further documents, certificates, papers, schedules and instruments as reasonably appropriate for the purpose of obtaining the benefits of this Agreement.

7.5           Confidentiality.  (a) Buyer acknowledges that the information provided to it in connection with this Agreement and the Transaction is subject to the terms of the Confidentiality Agreement, the terms of which are incorporated herein by reference.  Effective upon, and only upon, the Closing Date, the Confidentiality Agreement shall terminate, and (in accordance with Section 2.3(b)) effective upon the termination of this Agreement pursuant to Section 2.1, the Confidentiality Agreement shall be automatically extended until the date that is two (2) years following the date of such termination.

(b)           From and after the Closing, each Seller shall, and shall cause its Affiliates and their respective officers, directors, employees, agents and representatives to, keep confidential and not disclose to any other Person or use for its own benefit or the benefit of any Person other than the Companies, Buyer or their Affiliates, any information regarding or belonging to the Companies or any of their Subsidiaries; provided, that the Sellers and their Affiliates are permitted to report and disclose general information about the investment in the Companies and the Transaction to its direct and indirect limited partners and prospective limited partners, in each case who are bound to keep such information confidential. The obligations of each Seller under this Section 7.5(b) shall not apply to information which (i) is or becomes generally available to the public without breach of obligations under this Section 7.5(b), (ii) is or becomes available to such Seller or its Affiliates from a source other than Buyer or the Companies or (iii) is required to be disclosed by applicable Law; provided, however, that in the case of clause (iii), if reasonably possible, the applicable Seller must notify Buyer in writing as early as practicable prior to disclosure to allow Buyer to take appropriate measures to preserve the confidentiality of such information (and, if requested by Buyer, such Seller shall, and shall cause its Affiliates and their respective officers, directors, employees, agents and representatives to, reasonably cooperate, at Buyer’s expense, with any such effort by Buyer to preserve the confidentiality of such information).

7.6            Indemnification, Exculpation and Insurance.

(a)            From and after the Closing Date, Buyer shall, and shall cause Panadero Corp and its Subsidiaries to, indemnify, defend and hold harmless, to the fullest extent permitted under applicable Law, the individuals who on or prior to the Closing Date were directors, officers, managers, agents, stockholders or employees of Panadero Corp or any of its Subsidiaries (collectively, the “Indemnitees”) with respect to all acts or omissions by them in their capacities as such or taken at the request of Panadero Corp or any of its Subsidiaries at any time on or prior to the Closing Date.  Buyer agrees that all rights of the Indemnitees to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Closing Date as provided in the respective certificate of incorporation or by-laws or comparable organizational documents of Panadero Corp and its Subsidiaries as now in effect, and any indemnification agreements or arrangements of Panadero Corp and its Subsidiaries as now in effect shall survive the Closing Date and shall continue in full force and effect in accordance with their terms.  Such rights shall not be amended or otherwise modified in any manner that would adversely affect the rights of the Indemnitees, unless such modification is required by Law.  Without limitation of the foregoing, in the event any such Indemnitee is or becomes involved, in any capacity, in any action, proceeding or investigation in connection with any matter for which such Indemnitee is entitled to indemnification hereunder, including the transactions contemplated by this Agreement, occurring prior to, on or after the Closing, the Companies, from and after the Closing, shall pay, as incurred, such Indemnitee’s reasonable legal and other expenses (including the cost of any investigation and preparation) incurred in connection therewith.  The Companies shall pay, within thirty (30) days after any request for advancement, all reasonable expenses, including attorneys’ fees, which may be incurred by any Indemnitee in enforcing this Section 7.6 or any action involving an Indemnitee resulting from the transactions contemplated by this Agreement.

(b)           Buyer hereby acknowledges that certain Indemnitees may have rights to indemnification, advancement of expenses and/or insurance provided by persons other than Panadero Corp and its Subsidiaries (collectively, the “Indemnitors”).  Buyer hereby agrees (i) that Buyer and the Companies are the indemnitors of first resort (i.e., their obligations to the Indemnitees are primary and any obligation of the Indemnitors are secondary), (ii) Buyer and the Companies shall be required to advance the full amount of expenses incurred by any Indemnitee and shall be liable for the full amount of all expenses, judgments, penalties, fines and amounts paid in settlement to the extent legally permitted and as required by the terms of this Agreement or Panadero Corp’s or its Subsidiaries’ respective certificate of incorporation, by-laws or comparable organizational documents (or any other agreement between Panadero Corp or any of the Subsidiaries and any such Indemnitee), without regard to any rights the Indemnitee may have against the Indemnitors, and (iii) Buyer and the Companies irrevocably waive, relinquish and release the Indemnitors from any and all claims against the Indemnitors for contribution, subrogation or any other recovery of any kind in respect thereof.  Buyer and the Companies further agree that no advancement or payment by an Indemnitor on behalf of an Indemnitee with respect to any claim for which an Indemnitee has sought indemnification from the Companies shall affect the foregoing and the applicable Indemnitor shall have a right of contribution and/or be subrogated to the extent of such advancement or payment to all of the rights of recovery of the Indemnitee against the Companies.  Buyer and the Indemnitees agree that the Indemnitors are express third party beneficiaries of the terms of this Section 7.6(b).

(c)            Buyer agrees that after the Closing, it shall not permit Panadero Corp or any of its Subsidiaries to amend, repeal or modify any provision in their respective certificate of incorporation, by-laws or comparable organizational documents in a manner that would adversely affect the rights and/or exculpation or indemnification of present or former directors, officers and managers, it being the intent of the parties that the directors, officers and managers of Panadero Corp and its Subsidiaries prior to the Closing shall continue thereafter to be entitled to such exculpation and indemnification to the fullest extent permitted under applicable Laws, and Buyer agrees to cause Panadero Corp and its Subsidiaries to perform in a timely manner and to otherwise honor such obligations in all respects.

(d)           On or immediately prior to the Closing Date, Buyer and the Companies shall cause to be purchased a six (6) year tail insurance policy (the cost of which shall be borne by Buyer) with respect to officers’ and directors’ liability insurance covering the Persons who are presently covered by Panadero Corp’s and its Subsidiaries’ officers’ and directors’ liability insurance policy, with respect to actions and omissions occurring prior to the Closing, on terms which are at least as favorable as the terms of such insurance in effect for Panadero Corp and its Subsidiaries on the date hereof and from an insurer or insurers having claims paying ratings no lower than Panadero Corp’s and its Subsidiaries’ current insurer.

(e)            The obligations of Buyer under this Section 7.6 shall not be terminated or modified in such a manner as to adversely affect any Indemnitee to whom this Section 7.6 applies without the consent of the affected Indemnitee (it being expressly agreed that the Indemnitees to whom this Section 7.6 applies shall be express third party beneficiaries of this Section 7.6).

(f)             Each Indemnitee shall have the right (but not the obligation) to control the defense of, including the investigation of, any litigation, claim or proceeding (each, a “Claim”) relating to any acts or omissions covered under this Section 7.6 with counsel selected by the Indemnitee; provided, however, that (i) the Companies shall be permitted to participate in the defense of such Claim at their own expense and (ii) the Companies shall not be liable for any settlement effected without its written consent, which consent shall not be unreasonably withheld, conditioned or delayed.

(g)           In the event any Claim is asserted or made, any determination required to be made with respect to whether an Indemnitee’s conduct complies with the standards set forth under applicable Law, the applicable organizational documents of Panadero Corp or any of the Subsidiaries or any indemnification agreements or arrangements of Panadero Corp or any of the Subsidiaries, as the case may be, shall be made by independent legal counsel selected by such Indemnitee.

(h)           Each of Buyer and the Indemnitee shall, and Buyer shall cause the Companies to, cooperate, and cause their respective Affiliates to cooperate, in the defense of any Claim and shall provide access to properties and individuals as reasonably requested and furnish or cause to be furnished records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials or appeals, as may be reasonably requested in connection therewith.

(i)             In the event that Buyer, any Company or any of their successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger; or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of Buyer and such Company shall assume all of the obligations of Buyer and the Companies set forth in this Section 7.6.

7.7           Preservation of Records.  Buyer shall, and shall cause Panadero Corp and its Subsidiaries to, preserve and keep the records (other than records relating to Taxes, which are governed by Section 7.10(c)) held by them relating to the respective business prior to the Closing for a period of four (4) years from the Closing Date (or longer if required by applicable Law) and shall make such records and personnel available to the Sellers as may be reasonably required by the Sellers in connection with, among other things, any insurance claims by, Legal Proceedings or governmental investigations of, the Sellers or any of their respective Affiliates or in order to enable the Sellers to comply with their obligations under this Agreement and each of the Company Documents and the Seller Documents, as applicable.  In the event Buyer wishes to destroy such records after that time, Buyer shall first give thirty (30) days prior written notice to the Seller Representative and the Seller Representative shall have the right at its option and expense, upon prior written notice given to Buyer within such thirty (30) day period, to take possession of the records.

7.8           Publicity.  None of Buyer, any Seller, the Seller Representative or the Companies shall, directly or indirectly, issue any press release, public announcement or filing of any kind concerning the Transaction without the prior written consent of the other parties hereto, except where such press release, public announcement or filing is required by applicable Law or the applicable rules of any stock exchange and only to the extent required by such Law or such rules; provided, that the Sellers and their Affiliates are permitted to report and disclose the status of this Agreement and the Transaction to its direct and indirect limited partners and prospective limited partners in connection with fund raising, marketing, information or reporting activities of the kind customarily provided with respect to investments of this kind; and, provided, further, that the foregoing shall not apply to the initial press release to be issued with respect to the Transaction in the form heretofore agreed to by the parties hereto or any other press release, public announcement or filing of any kind which does not contain any information relating to the parties or this Agreement that has not been previously announced or made public in accordance with this Agreement.  In the event any such press release, public announcement or filing is required by applicable Law, Buyer and the Companies will use reasonable commercial efforts to allow the other parties reasonable time to comment on such press release, public announcement or filing in advance of its issuance.

7.9           Employees.

(a)            For a period of twelve (12) months following the Closing, Buyer shall, or shall cause Panadero Aggregates and its Subsidiaries to, (i) provide those employees who are employed by Panadero Aggregates and its Subsidiaries on the Closing Date (including employees on vacation, leave of absence or short-term disability, or who return to active employement from long-term disability, but excluding any employees whose terms and conditions of employment are governed by a Labor Agreement) (the “Continuing Employees”) with (i) base cash salary, target annual cash bonus opportunity and cash commission opportunity that are, in the aggregate, no less favorable than those being provided or made available to Continuing Employees immediately prior to the Closing, (ii) severance benefits that are no less favorable than those that would have been provided to such Continuing Employee under the applicable Company Benefit Plan listed in Section 7.9 of the Company Disclosure Letter, and (iii) employee retirement, health, welfare and fringe benefits that are substantially similar in the aggregate to those being provided or made available to Continuing Employees immediately prior to the Closing.

(b)           Upon and following the Closing, Buyer shall (i) provide to Continuing Employees full credit for all purposes, including eligibility, vesting and calculation of vacation or severance benefits or accruals, under any employee benefit plans or arrangements maintained by Buyer, Panadero Aggregates or its Subsidiaries (collectively, the “Buyer Plans”) for such Continuing Employees’ service with Panadero Aggregates or any of its Subsidiaries (or any predecessor entity) to the same extent recognized by Panadero Aggregates and its Subsidiaries; provided, however, that no such service shall be recognized to the extent such recognition would result in the duplication of benefits or for purposes of any Buyer Plan providing defined benefit retirement benefits or retiree welfare benefits or that is grandfathered or frozen with respect to level of benefits or participation; (ii) waive all limitations as to preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Continuing Employees under any Buyer Plan that is a welfare benefit plan that such employees may be eligible to participate in after the Closing Date; and (iii) provide credit (or other reimbursement) under any Buyer Plan that is a welfare plan for any pre-Closing co-payments, deductibles and out-of-pocket expenditures for the remainder of the coverage period during which any transfer of coverage occurs.

(c)            The provisions of this Section 7.9 are solely for the benefit of the parties hereto, and shall not confer upon any Person any third-party beneficiary rights.  Nothing contained in this Section 7.9, whether express or implied: (i) shall be treated as establishing, amending or modifying for any purpose any Company Benefit Plan or Buyer Plan; (ii) shall alter or limit the ability of Buyer, the Companies, or any of their respective Affiliates to amend, modify or terminate any benefit plan, program, agreement or arrangement at any time assumed, established, sponsored or maintained by any of them; or (iii) is intended to confer upon any current or former employee or any other Person any right to employment or continued employment for any period of time by reason of this Agreement, or any right to a particular term or condition of employment.

(d)           Prior to the Closing, Panadero Aggregates shall deliver or cause to be delivered to Buyer a plan termination resolution, effective immediately prior to the Closing and in such form as is reasonably satisfactory to Buyer, adopted by the governing body of the sponsor of each tax-qualified retirement plan that permits deferral contributions under Section 401(k) of the Code and is sponsored by Panadero Aggregates or any of its Subsidiaries (including, without limitation, the Bluegrass Materials Company, LLC 401(k) Savings Plan).

7.10        Tax Matters.

(a)            Transfer Taxes.  All Transfer Taxes shall be borne by Buyer.  Buyer shall file any necessary Tax Returns for Transfer Taxes and pay the applicable Transfer Taxes.  Buyer, the Seller Representative and, if necessary, any Seller shall cooperate in the preparation and filing of such Tax Returns, including by joining in the execution of any such Tax Returns.

(b)           Statements. At least five (5) Business Days prior to the Closing Date, the Companies or Sellers shall furnish to Buyer a statement or statements reasonably satisfactory to Buyer in form and substance, permitting the Final Purchase Price to be paid without withholding under Section 1445 of the Code; provided, however, that in the event that the Companies or Sellers (as applicable) fail to furnish such statement or statements, Buyer’s exclusive remedy shall be to withhold to the extent required under Section 1445 of the Code and the Treasury Regulations promulgated thereunder.

(c)            Cooperation.  Following the Closing, Buyer, Sellers and the Companies shall cooperate with and make available to the other parties, during normal business hours, all books and records, information and employees (without substantial disruption of employment) retained and remaining in existence after the Closing that are necessary or useful in connection with the preparation of any Tax Returns and any Tax inquiry, audit, investigation or any other matter requiring any such books and records, information or employees for any reasonable business purpose.  Following the Closing, Buyer shall cause Panadero Corp and its Subsidiaries to retain all applicable Tax Returns, books and records, and workpapers attributable to Pre-Closing Tax Periods for a period of at least seven (7) years following the Closing Date.

(d)           Tax Filings.

(i)            The Seller Representative shall prepare or cause to be prepared and filed all Tax Returns of the Companies and any of their Subsidiaries for all Pre-Closing Tax Periods and Straddle Periods, and all such Tax Returns shall be prepared in a manner consistent with past practice unless otherwise required by Law.  The Seller Representative shall provide Buyer with copies of all such Tax Returns no later than thirty (30) days prior to the due date for filing thereof (including applicable extensions) for Buyer’s review, and Buyer and the Seller Representative shall cooperate to timely file such Tax Returns.

(ii)           Except as otherwise required by applicable Law, without the prior written consent of the Seller Representative (which consent may be withheld in its sole discretion), neither Buyer nor any of its Affiliates shall make or change any Tax election, adopt or change any accounting method, file any Tax Return (including any amended Tax Return) or surrender any right to claim a refund of Taxes in respect of any Pre-Closing Tax Period if such election, adoption, change, amendment or surrender would have the effect of increasing the Tax liability of any Seller or reducing any Tax refund or credit that any Seller is entitled to receive.

(e)            Tax Claims.  Buyer shall represent the interests of Panadero Aggregates and any of its Subsidiaries in any audit, examination, investigation, claim, contest, dispute, litigation or other proceeding attributable to a Pass-Through Tax Return for any taxable period ending on or prior to the Closing Date (a “Tax Claim”); provided, however, that (A) Buyer shall notify the Seller Representative of any pending or threatened Tax Claim within ten (10) days of receipt of notification thereof, (B) the Sellers shall have the right, at their own expense, to participate in such Tax Claim, (C) Buyer shall provide the Seller Representative with copies of all correspondence, notices and other written materials related to such Tax Claim and shall otherwise keep the Seller Representative advised of significant developments in the Tax Claim and of significant communications involving representatives of the Taxing Authorities, and (D) Buyer shall not settle, resolve, or abandon any such Tax Claim without the prior written consent of the Seller Representative.

7.11        No Solicitation.  From and after the date hereof, the Companies and the Sellers shall not, and shall cause their respective Affiliates, officers, directors, employees, agents and representatives not to, directly or indirectly (i) solicit, initiate, or knowingly encourage, or take any other action to knowingly facilitate, any Takeover Proposal or any inquiry or proposal that would reasonably be expected to lead to a Takeover Proposal, (ii) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any person (other than Buyer) any information with respect to, or otherwise cooperate in any way with, any Takeover Proposal or any inquiry or proposal that would reasonably be expected to lead to a Takeover Proposal or (iii) approve, endorse, recommend, execute or enter into any letter of intent, memorandum of understanding, agreement in principle, joint venture agreement, partnership agreement or merger, acquisition or similar agreement constituting or contemplating any Takeover Proposal.  The term “Takeover Proposal” means any inquiry, proposal or offer from any Person (other than Buyer) relating to any direct or indirect acquisition, in one transaction or a series of transactions, including any merger, consolidation, tender offer, exchange offer, public offering, stock acquisition, asset acquisition, binding share exchange, business combination, liquidation, dissolution, or similar transaction, of (1) assets or businesses that constitute or represent twenty percent (20%) or more of the total revenue, net income or assets of the Companies or (2) twenty percent (20%) or more of the outstanding Securities or other equity interests in the Companies, in each case other than the transactions contemplated hereby.  The Sellers and the Companies shall promptly request that any materials provided to any person in connection with a Takeover Proposal (other than Buyer) shall be returned to the Companies or destroyed.

7.12        Termination of Affiliate Contracts.  The Companies and, to the extent applicable, the Sellers, shall, and shall cause each of their Affiliates to, terminate each Affiliate Contract (other than those set forth in Section 7.12 of the Company Disclosure Letter) on or prior to the Closing Date.

7.13        Real Estate Matters.  The Companies shall, and shall cause their applicable Subsidiaries to, reasonably cooperate with Buyer (at the expense of Buyer) in the event Buyer elects to obtain (i) new owner’s title insurance policies (or bring-downs of or endorsements to any of the existing title insurance policies, if available) from a nationally recognized title company selected by Buyer, dated as of a date reasonably proximate to the Closing Date, insuring the Subsidiaries’ fee simple title to each of the Owned Real Properties, free and clear of any Liens, other than Permitted Exceptions, and (ii) ALTA surveys of the Owned Real Properties (or updates to existing ALTA surveys, if available) from one or more licensed surveyors selected by Buyer, sufficient to allow the title company to remove the “survey exception” (where possible) from each of the title policies referenced in clause (i) above as to all of the Owned Real Properties and Leased Real Properties that are material to the business operations of Panadero Aggregates and its Subsidiaries, dated as of a date reasonably proximate to the Closing Date and certified to Buyer, the applicable Subsidiary and the title company.  Seller agrees that any such cooperation will include the removal or discharge of any Liens that are not Permitted Exceptions, delivery by the Companies and/or their Subsidiaries of any reasonable affidavits required by the title company, and the granting of access to the Owned Real Properties by the above-referenced surveyor(s).  Buyer shall be responsible for the cost and expense of the title policies, the surveys and any related item under this

Section 7.13. For the avoidance of doubt, neither the Sellers nor the Companies or any of their Subsidiaries shall be responsible for obtaining any of the items described in this Section 7.13.

7.14        Financing.  (a)  Prior to the Closing Date, the Companies shall provide, and cause their Subsidiaries to provide, and shall request that their respective officers, employees, agents, accountants and advisors provide, to Buyer such cooperation and assistance as is reasonably requested by Buyer in connection with one or more debt financing transactions (“Debt Financings”), including using their reasonable best efforts to (i) furnish Buyer and one or more potential sources of a Debt Financing (“Debt Financing Sources”) with such financial and other information relating to the Companies and their Subsidiaries as Buyer shall reasonably request in order to consummate a Debt Financing, including (x) delivery (within 45 days of the end of the applicable fiscal quarter) of unaudited consolidated balance sheets and related unaudited consolidated statements of operations and cash flows of Panadero Corp and its Subsidiaries and Panadero Aggregates and its Subsidiaries as of and for each fiscal quarter subsequent to the fiscal quarter ended March 31, 2017 (other than the fiscal quarter ended December 31, 2017) ended prior to the Closing Date and (y) in the event the Closing Date occurs after the date that is 60 days following December 31, 2017, delivery (within 60 days of December 31, 2017) of audited consolidated balance sheets and related audited consolidated statements of operations and cash flows of Panadero Corp and its Subsidiaries and Panadero Aggregates and its Subsidiaries for the fiscal year ended December 31, 2017, (ii) assist in the preparation of pro forma financial statements, (iii) use commercially reasonable efforts to cause its independent accountants to provide reasonable assistance to Buyer consistent with their customary practice (including to provide and consent to the use of their audit reports relating to the Companies (including, for the avoidance of doubt, the audit reports of the consolidated financial statements of the Companies and their Subsidiaries), and any necessary “comfort letters”, in each case, on customary terms and consistent with their customary practice in connection with the Debt Financing) and (iv) cooperate reasonably with the Debt Financing Sources’ due diligence, to the extent customary and reasonable.

(b)           In no event shall the Companies or their Subsidiaries be required to bear any cost or expense, pay any fee, enter into any definitive agreement or incur any other liability in connection with any Debt Financing prior to the Closing Date. Buyer shall promptly, upon request by the Companies, reimburse the Companies for all reasonable out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by the Companies or their Subsidiaries and their respective Indemnitees in connection with any Debt Financing, including the cooperation of the Companies and their Subsidiaries contemplated by this Section 7.14, and shall indemnify and hold harmless the Companies, their Subsidiaries and their respective Indemnitees from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with the arrangement of any Debt Financing and any information used in connection therewith, except in the case of losses, damages, claims, costs or expenses arising or resulting from fraud or willful or intentional misrepresentation.

7.15        Section 280G Matters.  Prior to the Closing, the Companies shall (a) solicit any appropriate waivers or consents from “disqualified individuals” as defined under Section 280G(c) of the Code (“Disqualified Individuals”)) and (b) to the extent any such waivers or consents are obtained, submit for approval by the Sellers, the Companies or their Subsidiaries, as applicable, in a manner intended to satisfy Section 280G(b)(5) of the Code and the Treasury Regulations issued thereunder, the right of each applicable Disqualified Individual to receive or retain, as applicable, that portion of any payments and benefits (whether in cash or property or the vesting of property) that, together with any other payments and benefits the Disqualified Individual may become entitled to receive that may be considered “parachute payments” under Section 280G(b)(2) of the Code (“Section 280G Payments”), exceeds one (1) dollar less than 300% of such Disqualified Individual’s “base amount” (as defined in Section 280G(b)(3) of the Code) such that the deduction of such Section 280G Payments shall not be limited by the application of Section 280G(a) of the Code and the Treasury Regulations issued thereunder.  The

Companies shall forward to Buyer at least three (3) Business Days prior to submission to the Sellers, the Companies or their Subsidiaries, as applicable, copies of all documents prepared by the Companies in connection with this Section 7.15 for Buyer’s review and comment, which the Companies shall consider in good faith and not unreasonably omit.

ARTICLE 8

CONDITIONS TO CLOSING

8.1           Conditions Precedent to Obligations of Buyer.  The obligation of Buyer to consummate the Closing is subject to the fulfillment, on or prior to the Closing Date, of each of the following conditions (any or all of which may be waived by Buyer in whole or in part to the extent permitted by applicable Law):

(a)            (i) the representations and warranties of the Sellers and Companies set forth in this Agreement (other than the Fundamental Representations and the representation and warranty set forth in clause (a) of Section 4.7 and clause (a) of Section 5.22) shall be true and correct at and as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties relate to an earlier date, in which case such representations and warranties shall be true and correct on and as of such date) (without giving effect to any materiality or Material Adverse Effect qualifications contained therein), except for such failures to be true and correct which, individually or in the aggregate, would not result in a Material Adverse Effect; and (ii) the Fundamental Representations (other than the representations and warranties set forth in Section 3.3, Section 4.3 and Section 5.4) shall be true and correct in all material respects, at and as of the Closing Date as though made on the Closing Date (except to the extent such Fundamental Representations relate to an earlier date, in which case such Fundamental Representations shall be true and correct in all material respects, on and as of such date); and (iii) the representations and warranties set forth in Section 3.3, Section 4.3, clause (a) of Section 4.7, Section 5.4 and clause (a) of Section 5.22 shall be true and correct in all respects, at and as of the Closing Date as though made on the Closing Date;

(b)           the Companies and the Sellers shall have performed and complied in all material respects with all covenants required by this Agreement to be performed or complied with by each of them on or prior to the Closing Date;

(c)            the Companies shall have delivered to Buyer a certificate, dated the Closing Date and signed by a senior executive officer of each Company, as to the fulfillment of the conditions set forth in Sections 8.1(a) and 8.1(b) with respect to such Company;

(d)           the Seller Representative shall have delivered to Buyer a certificate, dated the Closing Date and signed by a senior executive officer of the Seller Representative, as to the fulfillment of the conditions set forth in Sections 8.1(a) and 8.1(b) with respect to the Sellers;

(e)            there shall not be in effect any Law or Order restraining, enjoining or otherwise prohibiting the consummation of the Transaction, and no Legal Proceeding by a Governmental Body shall be pending that seeks to restrain, enjoin or otherwise prohibit the consummation of the Transaction; and

(f)            the waiting period, together with any extensions thereof, applicable to the Transaction under the HSR Act and any other applicable Competition Law shall have expired or early termination shall have been granted.

8.2           Conditions Precedent to Obligations of the Sellers.  The obligations of the Sellers to consummate the Closing are subject to the fulfillment, on or prior to the Closing Date, of each of the following conditions (any or all of which may be waived by the Seller Representative in whole or in part to the extent permitted by applicable Law):

(a)            The representations and warranties of Buyer set forth in this Agreement shall be true and correct at and as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties relate to an earlier date, in which case such representations and warranties shall be true and correct on and as of such earlier date); provided, however, that this condition shall be deemed to have been satisfied unless the individual or aggregate impact of any inaccuracies of such representation and warranties would be reasonably likely to have a material adverse effect on Buyer’s ability to consummate the Transaction;

(b)           Buyer shall have performed and complied in all material respects with all covenants required by this Agreement to be performed or complied with by Buyer on or prior to the Closing Date;

(c)            Buyer shall have delivered to the Seller Representative a certificate, dated the Closing Date and signed by a senior executive officer of Buyer, as to the fulfillment of the conditions set forth in Section 8.2(a) and 8.2(b);

(d)           there shall not be in effect any Law or Order restraining, enjoining or otherwise prohibiting the consummation of the Transaction; and

(e)            the waiting period, together with any extensions thereof, applicable to the Transaction under the HSR Act and any other applicable Competition Law shall have expired or early termination shall have been granted.

8.3           Frustration of Closing Conditions.  Neither the Sellers nor Buyer may rely on the failure of any condition set forth in Section 8.1 or Section 8.2, as the case may be, if such failure was primarily caused by such party’s failure to comply with any provision of this Agreement.

ARTICLE 9

MISCELLANEOUS

9.1           Survival.  The agreements in Article 1 and this Article 9 and Sections 7.5, 7.6, 7.7, 7.8, 7.9, 7.10 and 7.12 of this Agreement shall survive the Closing.  Subject to Section 2.3(a), the remainder of the representations, warranties, covenants and agreements in this Agreement or in any schedule, exhibit, instrument or other document pursuant to this Agreement shall terminate at the earlier of the Closing or the time of termination of this Agreement pursuant to Section 2.1, and thereafter none of the parties hereto or any of their Affiliates or any of their respective managers, officers, directors, employees, advisors, consultants, agents or representatives shall have any liability whatsoever with respect to any such representation, warranty, covenant or agreement, except as provided in Section 2.3(a), and no claim for breach of any such representation or warranty, detrimental reliance or other right or remedy (whether in contract, in tort or at law or in equity) may be brought after the Closing with respect thereto against the Sellers or any of their respective Affiliates, or any of their respective officers, directors, employees, agents, representatives, successors and permitted assigns (the “Seller Group”), and there will be no liability in respect thereof, whether such liability has accrued prior to, on or after the Closing, on the part of the Sellers, the Companies or any other member of the Seller Group, except that nothing herein shall operate to limit the common law liability of any Seller to Buyer for fraud in the event such Seller is finally determined by a court of competent jurisdiction to have willfully and knowingly committed fraud against Buyer, with the specific intent to deceive and mislead Buyer, regarding the express representations and warranties made in this Agreement. The provisions of this Section 9.1 will not, however, prevent or limit a cause of action (i) under Section 9.2 to obtain an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof and (ii) under Section 1.6 to enforce any decision or determination of the Valuation Firm.

9.2           Specific Performance.  The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement or any Transaction Document are not performed in accordance with their specific terms or are otherwise breached, including if the parties hereto fail to take any action required of them hereunder to consummate this Agreement.  It is accordingly agreed that, in addition to any other applicable remedies at law or equity, the parties and the third party beneficiaries of this Agreement shall be entitled to an injunction or injunctions, without proof of damages, to prevent breaches of this Agreement or any Transaction Document and to enforce specifically the terms and provisions of this Agreement and any Transaction Document.  If any party brings any action to enforce specifically the performance of the terms and provisions hereof by any other party, the party bringing such action may unilaterally extend the Outside Date (notwithstanding the termination provisions of Section 2.1), so long as the party bringing such action is seeking a court order for an injunction or injunctions or to specifically enforce the terms and provisions of this Agreement.  Each party hereto agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that (i) the other party has an adequate remedy at law or (ii) an award of specific performance is not an appropriate remedy for any reason at law or in equity.  In no event shall the exercise of the Companies’ right to seek specific performance pursuant to this Section 9.2 reduce, restrict or otherwise limit the Seller Representative’s right to terminate this Agreement pursuant to Section 2.1 or pursue all applicable remedies at law, including seeking money damages.  Each of the parties hereto hereby waives (i) any defenses in any action for specific performance, including the defense that a remedy at law would be adequate and (ii) any requirement under any law to post a bond or other security as a prerequisite to obtaining equitable relief.

9.3           Expenses.  Except as otherwise provided in this Agreement, each of the Companies, the Sellers and Buyer shall bear its own expenses incurred in connection with the negotiation and execution of this Agreement and each Transaction Document and the consummation of the transactions contemplated hereby and thereby.

9.4           Governing Law.  This Agreement and/or the other Transaction Documents and all claims or causes of action (whether in contract or tort) that may be based upon, arise out of or relate to this Agreement and/or the other Transaction Documents or the negotiation, execution or performance of this Agreement and/or the other Transaction Documents (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement and/or the other Transaction Documents), shall be governed by and construed in accordance with the internal Laws of the State of Delaware, without giving effect to the conflict of laws principles thereof that might require the application of the laws of another jurisdiction.

9.5           Jurisdiction; Consent to Service of Process.  All claims, actions and proceedings (whether in contract or tort) based upon, arising out of or relating to this Agreement and/or the other Transaction Documents or the negotiation, execution or performance of this Agreement and/or the other Transaction Documents (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement and/or the other Transaction Documents) shall be heard and determined in any state or federal court sitting in the Court of Chancery of the State of Delaware (or, if the Chancery Court of the State of Delaware declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware), and the parties hereto hereby irrevocably submit to the exclusive jurisdiction of such courts (and, in the case of appeals, appropriate appellate courts therefrom) in any such action or proceeding and irrevocably waive the defense of an inconvenient forum to the maintenance of any such action or proceeding, and any judgment of such courts may be enforced in any other jurisdictions by suit on the judgment or by any other manner provided by law.  The consents to jurisdiction set forth in this paragraph shall not constitute general consents to service of process in the State of Delaware and shall have no effect for any purpose except as provided in this Section 9.5 and shall not be deemed to confer rights on any Person other than the parties hereto.  The parties hereto agree that a final judgment in any such action or proceeding shall be conclusive and may be enforced in any other jurisdiction by suit on the judgment or in any other manner provided by applicable Law.

9.6           Waiver of Jury Trial.  EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT TO ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTION WHETHER ARISING IN CONTRACT OR IN TORT OR OTHERWISE.  EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HERETO HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY LEGAL PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.6.

9.7            Entire Agreement.  This Agreement (including the Company Disclosure Letter, the Buyer Disclosure Letter and exhibits and Schedules hereto), the Transaction Documents and the Confidentiality Agreement represent the entire understanding and agreement among the parties hereto with respect to the subject matter hereof.  This Agreement supersedes all prior and contemporaneous agreements, arrangements, contracts, discussions, negotiations, undertakings and understandings (whether written or oral and including any letter of intent or other similar preliminary documents) between the parties with respect to such subject matter (other than the Confidentiality Agreement).  The parties hereto have voluntarily agreed to define their rights, liabilities and obligations with respect to the Transaction exclusively in contract pursuant to the express terms and provisions of this Agreement, the Transaction Documents and any other executed agreement entered into by the parties hereto in connection with the transactions contemplated hereby, and the parties hereto expressly disclaim that they are owed any duties or are entitled to any remedies not expressly set forth in this Agreement, the Transaction Documents and any other executed agreement entered into by the parties hereto in connection with the transactions contemplated hereby.  Furthermore, the parties each hereby acknowledge that this Agreement embodies the justifiable expectations of sophisticated parties derived from arm’s-length negotiations, and all parties specifically acknowledge that no party has any special relationship with another party that would justify any expectation beyond that of an ordinary buyer and an ordinary seller in an arm’s-length transaction.  The sole and exclusive remedies for any breach of the terms and provisions of this Agreement (including any representations and warranties set forth herein, made in connection herewith or as an inducement to enter into this Agreement) or any claim or cause of action otherwise arising out of or related to the Transaction shall be those remedies available at law or in equity for breach of contract (including as set forth in Section 9.2) against the parties to this Agreement only (as such contractual remedies have been further limited or excluded pursuant to the express terms of this Agreement), and the parties hereby agree that neither party hereto shall have any remedies or causes of action (whether in contract, tort or otherwise) for any statements, communications, disclosures, failures to disclose, or representations or warranties not explicitly set forth in this Agreement.  The parties agree that the representations and warranties contained herein are for contractual risk allocation purposes only.

9.8           Amendments and Waivers.  This Agreement, including the Company Disclosure Letter and the Buyer Disclosure Letter, can be amended, supplemented or changed, and any provision hereof can be waived, only by written instrument making specific reference to this Agreement signed by the party against whom enforcement of any such amendment, supplement, modification or waiver is sought.  No action taken pursuant to this Agreement, including any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representation, warranty, covenant or agreement contained herein.  The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as a further or continuing waiver of such breach or as a waiver of any other or subsequent breach.  No failure on the part of any party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such party preclude any other or further exercise thereof or the exercise of any other right, power or remedy.

9.9           Notices.  All notices and other communications under this Agreement shall be in writing and shall be deemed given (i) when delivered personally by hand (with written confirmation of receipt), (ii) when sent by telecopy facsimile transmission (with written confirmation of transmission), or (iii) one Business Day following the day sent by overnight courier (with written confirmation of receipt), in each case at the following addresses and facsimile numbers (or to such other address or facsimile number as a party may have specified by notice given to the other party pursuant to this provision):

If to any of the Companies (before the Closing), to:

c/o Bluegrass Materials Company, LLC
200 W. Forsythe St., 12th Floor
Jacksonville, Florida 32202
Facsimile: (904) 212-0843
Attn:  Edward L. Baker II, Chief Executive Officer

and

c/o Lindsay Goldberg, LLC
630 Fifth Avenue, 30th Floor
New York, New York 10111
Facsimile No.: (212) 373-4140
Attention: John A.W. Werwaiss

With a copy (which shall not constitute notice) to:

Weil, Gotshal & Manges LLP
200 Crescent Court, Suite 300
Dallas, Texas 75201
Facsimile: (214) 746-7777
Attention: Glenn D. West, Esq.

If to the Seller Representative, to:

LG Panadero, L.P.
c/o Lindsay Goldberg, LLC
630 Fifth Avenue, 30th Floor
New York, New York 10111

Facsimile No.: (212) 373-4140
Attention: John A.W. Werwaiss

With a copy (which shall not constitute notice) to:

Weil, Gotshal & Manges LLP
200 Crescent Court, Suite 300
Dallas, Texas 75201
Facsimile: (214) 746-7777
Attention: Glenn D. West, Esq.

If to Buyer or any of the Companies (after the Closing), to:

Martin Marietta Materials, Inc.
2710 Wycliff Road
Raleigh, NC 27607
Facsimile:  (919) 783-4680
Attention:   C. Howard Nye
Chairman, President and Chief Executive Officer

and

Martin Marietta Materials, Inc.
2710 Wycliff Road
Raleigh, NC 27607
Facsimile:  (855) 783-4603
Attention:   Roselyn R. Bar, Esq.
Executive Vice President, General Counsel and Corporate Secretary

With a copy (which shall not constitute notice) to:

Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019
Facsimile: (212) 474-3700
Attention:   Robert I. Townsend, III, Esq.
George F. Schoen, Esq.
O. Keith Hallam, III, Esq.

9.10        Severability.  If any term or provision of this Agreement is adjudicated by a court of competent jurisdiction to be invalid, illegal, or incapable of being enforced by any Law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transaction is not affected in any manner materially adverse to any party.  Upon any such adjudication that any term or provision hereof is invalid, illegal, or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the Transaction is consummated as originally contemplated to the greatest extent possible.

9.11        Binding Effect; Third-Party Beneficiaries; Assignment.  This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns.  Nothing in this Agreement shall create or be deemed to create any third party beneficiary rights in any Person not a party to this Agreement except as contemplated by Section 7.6, Section 9.13 and Section 9.14.  No assignment of this Agreement or of any rights or obligations hereunder may be made by any of the parties, directly or indirectly (by operation of law or otherwise), without the prior written consent of the other parties hereto and any attempted assignment without the required consents shall be void; provided that Buyer may assign any of its rights or obligations hereunder to a Subsidiary of Buyer, but no such assignment shall relieve Buyer of any of its obligations hereunder.  No assignment of any obligations hereunder shall relieve the parties hereto of any such obligations.

9.12        Counterparts.  This Agreement may be executed in any number of counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement. This Agreement and any signed agreement entered into in connection herewith or contemplated hereby, and any amendments hereto or thereto, to the extent signed and delivered by facsimile, by electronic mail in “portable document format” (“.pdf”) form, or any other electronic transmission, shall be treated in all manner and respects as an original contract and shall be considered to have the same binding legal effects as if it were the original signed version thereof delivered in person.  At the request of any party hereto or to any such contract, each other party hereto or thereto shall re-execute original forms thereof and deliver them to all other parties.

9.13        Non-Recourse.  All claims or causes of action (whether in contract or in tort, in law or in equity) that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement (including any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement), may be made only against the entities that are expressly identified as parties hereto.  No Person who is not a named party to this Agreement, including any director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney or representative of any named party to this Agreement (“Non-Party Affiliates”), shall have any liability (whether in contract or in tort, in law or in equity, or based upon any theory that seeks to impose liability of an entity party against its owners or affiliates) for any obligations or liabilities arising under, in connection with or related to this Agreement or for any claim based on, in respect of, or by reason of this Agreement or its negotiation or execution; and each party hereto waives and releases all such liabilities, claims and obligations against any such Non-Party Affiliates.

9.14        Provision With Respect to Legal Representation.  Buyer and the Companies hereby agree, on their own behalf and on behalf of their directors, members, officers, employees and Affiliates, and each of their successors and assigns (all such parties, the “Waiving Parties”), that Weil, Gotshal & Manges LLP (“Weil”) and Driver McAfee Peek & Hawthorne, P.C. (“Driver”) (or any of their respective successors) may represent the Sellers or any director, member, partner, officer, employee or Affiliate of any Seller, in each case in connection with any dispute, litigation, claim, proceeding or obligation arising out of or relating to this Agreement, any ancillary documents hereto or the transactions contemplated hereby or thereby notwithstanding its representation (or any continued representation) of Panadero Corp and/or any of its Subsidiaries, and each of Buyer and the Companies on behalf of itself and the Waiving Parties hereby consents thereto and irrevocably waives (and will not assert) any actual or potential conflict of interest or any objection arising therefrom or relating thereto.  Buyer and the Companies acknowledge that the foregoing provision applies whether or not Weil provides legal services to Panadero Corp or any of its Subsidiaries after the Closing Date.  Each of Buyer and the Companies, for itself and the Waiving Parties, hereby irrevocably acknowledges and agrees that all communications between the Companies and the Sellers and their counsel, including Weil and Driver, made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or proceeding arising out of or relating to, this Agreement, any ancillary documents hereto or the transactions contemplated hereby or thereby are privileged communications (the “Privileged Communications”) and that ownership of privilege with respect thereto does not pass to the Companies notwithstanding the consummation of the transactions contemplated by this Agreement, and instead remain with and are controlled by the Seller Representative; provided, that nothing contained herein shall be deemed to be a waiver by Buyer or any of its Affiliates (including, after the Closing, the Companies and their Affiliates) of any applicable privileges or protections that can or may be asserted to prevent disclosure of any such communications to any third party.  Buyer and the Companies, together with any of their respective Affiliates, Subsidiaries, successors or assigns, agree that no Person may use or rely on any of the Privileged Communications, whether located in the records or email server of the Companies or otherwise, in any action against or involving any of the parties after the Closing to the extent such Privileged Communications would be subject to a privilege or protection if they were being requested in a proceeding by an unrelated third party; and Buyer and the Companies agree not to assert that the privilege has been waived as to the Privileged Communication that may be located in the records or email server of the Companies.  The parties hereto hereby agree that nothing herein is intended or should be construed as a waiver of any privileges or protections that can or may be asserted to prevent disclosure of any Privileged Communications to any third party.

9.15        Exhibits and Disclosure Letters.  For purposes of the representations and warranties of the Companies contained herein, disclosure in any section of the Company Disclosure Letter or the Buyer Disclosure Letter of any facts or circumstances shall be deemed to be adequate response and disclosure of such facts or circumstances with respect to all representations or warranties by such entities calling for disclosure of such information, if it is reasonably apparent from the face of such disclosure item that another disclosure section is also applicable.  The disclosure of any matter or item in any section of the Company Disclosure Letter or the Buyer Disclosure Letter shall not be deemed to constitute an acknowledgment that any such matter is required to be disclosed.  The inclusion of any matter, information or item in any section of the Company Disclosure Letter or the Buyer Disclosure Letter shall not be deemed to constitute an admission of any Liability by the Companies to any third party or otherwise imply that any such matter, information or item is material or creates a measure for materiality for the purposes of this Agreement.

9.16        Release.  Effective as of the Closing Date, except for any rights or obligations under this Agreement or the other Transaction Documents, each of Buyer and the Companies on behalf of itself and each of its subsidiaries and Affiliates and each of its and their respective current and former officers, directors, employees, partners, members, advisors, successors and assigns (collectively, the “Releasing Parties”), hereby irrevocably and unconditionally releases and forever discharges the Sellers, its Affiliates and each of their respective current and former officers, directors, employees, partners, managers, members, advisors, financial advisors, lenders, successors and assigns (collectively, the “Released Parties”) of and from any and all actions, causes of action, suits, proceedings, executions, judgments, duties, debts, dues, accounts, bonds, contracts and covenants (whether express or implied), and claims and demands whatsoever whether in law or in equity which the Releasing Parties may have against each of the Released Parties, now or in the future, in each case in respect of any cause, matter or thing relating to the Companies and their Subsidiaries, on the one hand, and any of the Released Parties, on the other hand, occurring or arising on or prior to the date of this Agreement.

9.17        Seller Representative.

(a)            In order to efficiently represent the interests of the Sellers with respect to all matters arising under this Agreement or any Seller Documents, (i) by virtue of the execution of this Agreement by the Sellers, each Seller appoints Panadero LP as such Seller’s true and lawful agent and attorney-in-fact to act for and on behalf of each of the Sellers in accordance with the power and authority granted under this Section 9.16, and (ii) Panadero LP accepts such appointment and agrees to act as the agent and attorney-in-fact of each Seller in accordance with this Section 9.16.  Without limiting the generality of the foregoing, the Seller Representative has full power and authority, on behalf of the Sellers and their successors and permitted assigns, to (i) interpret the terms and provisions of this Agreement and all Seller Documents, (ii) execute and deliver all agreements, certificates, statements, notices, approvals, extensions, waivers, undertakings, amendments and other documents required or permitted to be given in connection with the consummation of the Transactions, (iii) receive service of process in connection with any claims under this Agreement, (iv) agree to, negotiate, enter into settlements and compromises of and demand arbitration and comply with Orders of courts and awards of arbitrators with respect to such claims, and to take all actions necessary or appropriate in the judgment of the Seller Representative for the accomplishment of the foregoing, (vi) give and receive notices and communications, (v) engage counsel, accountants and other advisors for the Sellers and incur expenses on behalf of the Sellers in connection with this Agreement and the Transactions as the Seller Representative may deem appropriate, and (vii) take all actions necessary or appropriate in the sole discretion and judgment of the Seller Representative on behalf of the Sellers in connection with this Agreement.

(b)           Buyer, the Companies, and any other person asserting rights against or enforcing obligations of the Sellers under this Agreement or any Transaction Document is entitled to deal exclusively with the Seller Representative on all matters relating to this Agreement and any Transaction Document.  Each Seller agrees that a decision, act, consent or instruction of the Seller Representative constitutes a decision of all of the Sellers and shall be final, binding and conclusive upon the Sellers as if expressly confirmed and ratified in writing by the Sellers, and Buyer and the Companies shall be entitled to rely on any decision, action, omission, consent or instruction of the Seller Representative as being the decision, action, omission, consent or instruction of the Sellers, and Buyer and the Companies are hereby relieved from any Liability to any Person for acts done by them in accordance with any such decision, act, consent or instruction. Each Seller waives any and all defenses which may be available to contest, negate or disaffirm any action of the Seller Representative taken in good faith under this Agreement or any Transaction Document.  Notices or communications to or from the Seller Representative shall constitute notice to or from each of the Sellers.

(c)            The power of attorney and all authority of the Seller Representative conferred under this Agreement as agent for Sellers, shall be irrevocable and shall not be terminated by any act of any Seller, by operation of law, by such Seller’s death or disability or any other event. Without limiting the foregoing, the power of attorney and agency power shall be to ensure the performance of special obligations and, accordingly, each Seller renounces such Seller’s right to renounce this power of attorney and grant of agency power unilaterally any time before all rights and obligations of the Sellers, as applicable, under this Agreement shall have terminated, expired or been fully performed.

(d)           The Seller Representative agrees to be bound by all obligations of the Seller Representative under this Agreement or any Transaction Document and shall take any and all actions which the Seller Representative believes are necessary or appropriate under this Agreement or any Transaction Document for and on behalf of the Sellers.  Such obligations include, but are not limited to, the obligation to remit to the Sellers all payments received by Seller Representative under Section 1.5(a).

(e)            Buyer and the Companies shall be entitled to assume, without any condition or duty of inquiry, that any action taken or omitted, or any document executed by, the Seller Representative under or pursuant to this Agreement or the Transaction Documents or in connection with the Transactions has been unconditionally authorized by the Sellers to be taken, omitted to be taken, or executed on their behalf so that they will be legally bound thereby, and no Seller shall institute any Legal Proceeding against Buyer, the Companies or any of their respective Affiliates alleging that the Seller Representative did not have the authority to act on behalf of the Sellers in connection with any such action, omission or execution. No modification or revocation of the power of attorney granted by the Sellers herein to the Seller Representative shall be effective as against Buyer until Buyer has received a document signed by all of the Sellers effecting said modification or revocation. Buyer, the Companies and their respective Affiliates are hereby relieved from any liability to any Person for any acts done by the Seller Representative and any acts done by Buyer or the Companies in accordance with any decision, act, consent or instruction of the Seller Representative.

ARTICLE 10

DEFINITIONS

10.1        Definitions.  For purposes of this Agreement, the following terms shall have the meanings specified in this Section 10.1:

“Accounting Methodology” means GAAP as applied in the Financial Statements of Panadero Corp and its Subsidiaries for the year ended December 31, 2016 (it being understood that any amounts required hereunder to be calculated in accordance with the Accounting Methodology shall be prepared and calculated in accordance with GAAP notwithstanding any deviations from GAAP in such Financial Statements); provided that the amount of Inventory shall be determined in accordance with Schedule 1.6(b).

“Acquired Company Percentage” means, for each of Panadero Corp and its Subsidiaries, the total ownership of such Person as of the Closing held, directly or indirectly, as applicable, by the Sellers collectively, in each case, expressed as a percentage.

“Adjustment Time” means as of the close of business on the day immediately preceding the Closing Date.

“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person, and the term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise; provided, that in no event shall Panadero Corp or any of its Subsidiaries be considered an Affiliate of any portfolio company of any investment fund affiliated with Goldberg Lindsay & Co. LLC nor shall any portfolio company of any investment fund affiliated with Goldberg Lindsay & Co. LLC be considered to be an Affiliate of Panadero Corp or any of its Subsidiaries.

“Affiliate Contracts” has the meaning set forth in Section 5.19.

“Agreement” has the meaning set forth in the Preamble.

“Allocable Portion” means, with regards to (a) Panadero LP, the amount of any payment made pursuant to this Agreement owed to Panadero Corp in accordance with Section 8.05(a)(ii) of the Panadero Aggregates LLC Agreement, and (b) any other Seller, the amount of any payment made pursuant to this Agreement owed to such Seller in accordance with Section 8.05(a)(ii) of the Panadero Aggregates LLC Agreement.

“Allocation Schedule” has the meaning set forth in Section 1.7.

“Annual Financial Statements” has the meaning set forth in Section 5.6.

“Assets” has the meaning set forth in Section 5.10.

“Balance Sheet” means the unaudited consolidated balance sheet of Panadero Corp and its Subsidiaries as of March 31, 2017.

“Balance Sheet Date” means March 31, 2017.

“Business Day” means any day of the year on which national banking institutions in New York, New York are open to the public for conducting business and are not required or authorized to close.

“Buyer” has the meaning set forth in the Preamble.

“Buyer Disclosure Letter” means the confidential disclosure letter of even date herewith delivered by Buyer to the Companies, as may be amended or supplemented from time to time in accordance with this Agreement.

“Buyer Documents” has the meaning set forth in Section 6.2.

“Buyer Plans” has the meaning set forth in Section 7.9(b).

“Cash and Cash Equivalents” means, with respect to each of Panadero Corp and its Subsidiaries, an amount equal to (a) such Person’s Acquired Company Percentage multiplied by (b) the fair market value of all of such Person’s cash and cash equivalents (including the amounts of any received but uncleared checks, drafts and wires and excluding the amounts of any issued but uncleared checks, drafts and wires) and all highly liquid debt securities with maturities of three months or less as of the Closing Date as determined in accordance with the Accounting Methodology (to the extent applicable).

“Claim” has the meaning set forth in Section 7.6(f).

“Closing” has the meaning set forth in Section 1.3.

“Closing Date” has the meaning set forth in Section 1.3.

“Closing Statement” has the meaning set forth in Section 1.6(b).

“COBRA” refers to the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.

“Code” means the Internal Revenue Code of 1986, as amended.

“Companies” and Company” have the meanings set forth in the Preamble.

“Company Benefit Plans” means all employee welfare benefit plans (as defined in Section 3(1) of ERISA), employee pension benefit plans (as defined in Section 3(2) of ERISA) (each, as determined without regard to whether such plan is subject to ERISA), and all bonus, equity or equity-based compensation, employee loan, stock purchase, benefit, profit sharing, savings, retirement, severance pay, sick leave, vacation pay, paid-time off, salary continuation for disability, hospitalization, medical insurance, life insurance, educational, employee assistance, incentive, employment, deferred compensation, change in control, termination, retention or severance plans or agreements and other similar material fringe or employee benefit plans or programs and rabbi trusts or similar funding vehicles, in each case sponsored, maintained or contributed to, or required to be sponsored, maintained or contributed to, by Panadero Aggregates or any of its Subsidiaries for the benefit of any Company Personnel and with respect to which Panadero Aggregates or any of its Subsidiaries has any material liabilities.

“Company Contracts” has the meaning set forth in Section 5.12(a).

“Company Disclosure Letter” has the meaning set forth in Article 4.

“Company Documents” has the meaning set forth in Section 5.2.

“Company Owned Intellectual Property” has the meaning set forth in Section 5.11(a).

“Competition Laws” means the HSR Act, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and any other federal, state, local or non-United States statutes, rules, regulations, orders, decrees, administrative or judicial doctrines or other Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization, lessening of competition or restraint of trade.

“Confidentiality Agreement” means that Confidentiality Agreement, dated March 10, 2017, by and between Panadero Aggregates and Buyer.

“Continuing Employees” has the meaning set forth in Section 7.9(a).

“Contract” means any contract, indenture, note, bond, lease, commitment or other legally binding agreement.

“Credit Facilities” means, collectively, (a) that certain Amended and Restated Credit Agreement, dated as of February 12, 2014, by and among, inter alia, Bluegrass Materials Company, LLC, a Delaware limited liability company, Panadero Midco, LLC, a Delaware limited liability company (“Midco”), Panadero Aggregates, the lenders party thereto from time to time and Suntrust Bank, as administrative agent and (b) that certain Amended and Restated Guaranty Obligation, dated as of February 12, 2014, by and among, inter alia, Midco, Panadero Aggregates, in each case as amended, restated, amended and restated, supplemented or otherwise modified from time to time.

“Credit Facilities Pay-off Amount” means the amount of the obligations for outstanding principal, accrued but unpaid interest and unpaid fees and expenses under the Credit Facilities as of the Closing (including any breakage costs, prepayment penalties or fees or other similar amounts payable in connection with such obligations), as set forth in the Pay-Off Letters.

“Debt Financing Sources” has the meaning set forth in Section 7.14(a).

“Debt Financings” has the meaning set forth in Section 7.14(a).

“Disqualified Individuals” has the meaning set forth in Section 7.15.

“Divestiture” has the meaning set forth in Section 7.3(d)(i).

“Driver” has the meaning set forth in Section 9.14.

“Environmental Laws” means all applicable Laws concerning pollution or protection of the environment, natural resources, endangered or threatened species, environmental-related reclamation and financial assurance obligations or human health and safety matters as related to exposure to hazardous substances, as well as the Federal Mine Safety & Health Act of 1977 and similar state laws, in each case as amended and including any regulations promulgated thereunder.

“Environmental License” means any permit, license, authorization, consent or similar approval required by or necessary to comply with Environmental Laws.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Estimated Cash” has the meaning set forth in Section 1.5(a).

“Estimated Closing Statement” has the meaning set forth in Section 1.6(a).

“Estimated Indebtedness” has the meaning set forth in Section 1.5(a).

“Estimated Net Working Capital” has the meaning set forth in Section 1.5(a).

“Estimated Purchase Price” has the meaning set forth in Section 1.5(a).

“Estimated Transaction Expenses” has the meaning set forth in Section 1.5(a).

“Executive Management Team” means Edward L. Baker II, and Charles Wodehouse.

“Final Closing Statement” has the meaning set forth in Section 1.6(c)(v).

“Final Purchase Price” has the meaning set forth in Section 1.6(c)(v).

“Financial Statements” has the meaning set forth in Section 5.6.

“FMLA” means the Family and Medical Leave Act of 1993.

“Fuel” means the “off-highway” diesel fuel that is held for use by vehicles, machinery and equipment in the conduct of the operations of Panadero Corp and its Subsidiaries.  For purposes of determining the Net Working Capital and the Closing Statement, the value of the Fuel shall be equal to $280,000.

“Fundamental Representations” means the representations and warranties contained in Section 3.1 (Organization and Good Standing), Section 3.2 (Authorization of Agreement), Section 3.3 (Title), Section 3.4 (Conflicts; Consents of Third Parties), Section 3.6 (Financial Advisors), Section 3.7 (Power of Attorney Relating to Certain Sellers), Section 4.1 (Organization and Good Standing), Section 4.2 (Authorization of Agreement), Section 4.3 (Capitalization), Section 5.1 (Organization and Good Standing), Section 5.2 (Authorization of Agreement), Section 5.3 (Conflicts; Consents of Third Parties) (other than Section 5.3(a)(ii)), Section 5.4 (Capitalization), Section 5.5 (Subsidiaries), Section 5.18 (Financial Advisors) and Section 5.19 (Affiliate Transactions).

“GAAP” means United States generally accepted accounting principles and practices as in effect from time to time and applied consistently throughout the periods involved.

“Governmental Antitrust Entity” means any Governmental Body with regulatory jurisdiction over enforcement of any applicable Competition Law.

“Governmental Body” means any government or governmental or regulatory body thereof, or political subdivision thereof, whether federal, state, local or foreign, or any agency, instrumentality or authority thereof, or any court or arbitrator.

 “Hazardous Material” means any substance, material or waste that is defined or regulated as “hazardous,” or “toxic,” or as a “pollutant,” a “contaminant”, or otherwise regulated or for which Liability may be imposed, under any applicable Environmental Law, including any petroleum or petroleum products, radioactive materials or wastes, asbestos, silica dust, polychlorinated biphenyls, chlorinated solvents, chromium, mercury and other heavy metals.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indebtedness” means, with respect to each of Panadero Corp and its Subsidiaries, without duplication, and as determined in accordance with the Accounting Methodology (to the extent applicable), an amount equal to (a) such Person’s Acquired Company Percentage multiplied by (b) such Person’s amount of principal of and accrued interest in respect of (i) indebtedness for money borrowed (including any breakage costs, prepayment penalties or fees or other similar amounts payable in connection with any such indebtedness), (ii) indebtedness evidenced by notes, debentures, bonds or other similar instruments, for the payment of which such Person is responsible or liable (including any breakage costs, prepayment penalties or fees or other similar amounts payable in connection with any such indebtedness), (iii) all liabilities of Panadero Corp and its Subsidiaries in respect of any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which are, and to the extent, required to be classified and accounted for under the Accounting Methodology as capital leases (but not including any breakage costs, prepayment penalties or fees or other similar amounts payable in connection with any capital leases), (iv) all liabilities arising out of interest rate hedges, (v) the Credit Facilities Pay-off Amount, (vi) all obligations in respect of letters of credit or bank guarantees, to the extent drawn, (vii) indebtedness for the deferred purchase price of, or a contingent payment for, property, goods or services and (viii) all obligations of another Person referred to in the foregoing clauses that are guaranteed by Panadero Corp or any of its Subsidiaries.  Notwithstanding the foregoing, “Indebtedness” shall not include (A) any amounts reflected in Transaction Expenses or Net Working Capital, (B) any obligations of the type described in (i) or (ii) above that are solely between and among any of Panadero Corp and its Subsidiaries, (C) surety or performance bonds (including, to the extent undrawn or not cash collateralized, any letters of credit) or (D) any asset retirement obligations.

“Indemnitees” has the meaning set forth in Section 7.6(a).

“Indemnitors” has the meaning set forth in Section 7.6(b).

“Independent Accounting Firm” means Alvarez & Marsal.

“Intellectual Property” means any rights available (including with respect to Technology) under (a) patent, copyright, trademark or trade secret law and any other similar statutory provision or common law doctrine, and (b) Internet domain names, in each case whether protected, created or arising under the Laws of the United States or any other jurisdiction.

“Intellectual Property Licenses” means (a) any grant by Panadero Aggregates or its Subsidiaries to another Person of any right, permission, consent or non-assertion relating to or under any Intellectual Property and (b) any grant by another Person to Panadero Aggregates and its Subsidiaries of any right, permission, consent or non-assertion relating to or under any Intellectual Property owned by a third Person.

“Interim Financial Statements” has the meaning set forth in Section 5.6.

“Inventory” means the raw materials and finished goods directly related to the operations of Panadero Corp and its Subsidiaries that are physically located or in transit to/from the Owned Real Property or Leased Real Property and for which Panadero Corp or one of its Subsidiaries has ownership or otherwise has the right to mine.

“IRS” means the United States Internal Revenue Service.

“Knowledge of Buyer” means the actual knowledge (and not imputed or constructive knowledge), of C. Howard Nye and Roselyn R. Bar, without any duty of inquiry or investigation.

“Knowledge of Panadero Aggregates” means the actual knowledge (and not imputed or constructive knowledge) of Edward L. Baker II, Jeremy Goad, Travis Miller, John Swart, Donnie Walker, Ronnie Walker and Charles Wodehouse, without any duty of inquiry or investigation.

“Knowledge of such Seller” means, with respect to (a) Panadero LP, the actual knowledge (and not imputed or constructive knowledge) of John Werwaiss, (b) Blue Water, the actual knowledge (and not imputed or constructive knowledge) of William Whitridge, (c) Baker Aggregates, the actual knowledge (and not imputed or constructive knowledge) of Edward L. Baker II, and (d) all other Sellers, the actual knowledge (and not imputed or constructive knowledge) of such Seller, in each case, without any duty of inquiry or investigation.

“Labor Laws” means all Laws governing or concerning labor relations, unions and collective bargaining, conditions of employment, employment discrimination and harassment, wages, hours or occupational safety and health, including the Immigration Reform and Control Act of 1986, the National Labor Relations Act, the Civil Rights Acts of 1866 and 1964, the Equal Pay Act, Age Discrimination in Employment Act, Americans with Disabilities Act, FMLA, WARN Act, Occupational Safety and Health Act, and all rules and regulations promulgated under such acts.

“Law” means any federal, state, local or foreign law, statute, code, ordinance, rule or regulation.

“Lease” means any lease, sublease, license, concession, royalty contract or other agreement, including any amendment, renewal or extension with respect thereto, pursuant to which a Person holds or has, or gives others, the right to use any real property or interest in real property.

“Leased Real Property” means those parcels of real property or portions thereof which Panadero Corp or any of its Subsidiaries is the lessee (together with those fixtures and improvements thereon which are included in the terms of the leases therefor).

“Legal Proceeding” means any judicial, administrative or arbitral action, suit or proceeding (public or private) by or before a Governmental Body.

“Liability” means any debt, liability or obligation and including all costs and expenses relating thereto.

“Licenses” has the meaning set forth in Section 5.16(b).

“Lien” means any lien, encumbrance, pledge, mortgage, deed of trust, security interest, claim, lease, charge, option, right of first refusal, easement, servitude or transfer restriction.

“Material Adverse Effect” means any event, act, change, effect, circumstance or combination of the foregoing (a) that has had or would be reasonably expected to have a material and adverse effect on the business, properties, financial condition or results of operations of Panadero Corp and its Subsidiaries taken as a whole; provided, however, that none of the following shall be deemed (either alone or in combination) to constitute, and none of the following shall be taken into account in determining whether there has been or may be, a Material Adverse Effect for purposes of this clause (a):  (i) the effect of any change in the United States or foreign economies or securities, financial, banking or credit markets (including changes in interest or exchange rates) or geopolitical conditions in general; (ii) the effect of any change that generally affects any industry in which Panadero Corp or any of its Subsidiaries operates; (iii) the effect of any change arising in connection with natural disasters or acts of nature, hostilities, acts of war, sabotage or terrorism or military actions or any escalation or material worsening of any such hostilities, acts of war, sabotage or terrorism or military actions; (iv) the effect of any action taken by the Companies required by this Agreement (other than pursuant to Section 7.2); (v) the effect of any changes in applicable Laws or accounting rules (or interpretations thereof); (vi) failure of Panadero Corp or its Subsidiaries to meet internal or published sales, earnings, budgets, plans, forecasts or other financial or non-financial projections or estimates (provided that the underlying causes of such failure may be taken into account in determining the existence of a Material Adverse Effect to the extent not otherwise prohibited by this Agreement); (vii) any effect resulting from the negotiation, execution, announcement, pendency or performance of this Agreement or the consummation of the transactions contemplated by this Agreement or any communication by Buyer or any of its Affiliates of its plans or intentions (including in respect of employees) with respect to any of the businesses of Panadero Corp and its Subsidiaries, including (A) losses or threatened losses of, or any adverse change in the relationship with employees, customers, suppliers, distributors, financing sources, joint venture partners, licensors, licensees or others having relationships with Panadero Corp or any of its Subsidiaries and (B) the initiation of litigation or other administrative proceedings by any Person with respect to this Agreement or any of the transactions contemplated hereby; or (viii) any breach by Buyer of its obligations under this Agreement, except, with respect to clauses (i), (ii), (iii) or (v), to the extent such changes or effects are materially disproportionately adverse to the business, properties, financial condition or results of operations of Panadero Corp and its Subsidiaries as compared to other companies in any industry in which Panadero Corp and its Subsidiaries operate; or (b) that prevents or materially delays or impairs the ability of the Sellers or the Companies the perform their obligations under this Agreement or to consummate the Transaction.

“Multiemployer Plan” means a “multiemployer plan” within the meaning of Section 3(37) of ERISA.

“Net Working Capital” means an aggregate amount equal to the value of (a)(i) the current assets of each of Panadero Corp and its Subsidiaries (including the Inventory and Fuel) multiplied by (ii) such Person’s Acquired Company Percentage minus the value of (b)(i) the current liabilities of each of Panadero Corp and its Subsidiaries multiplied by (ii) such Person’s Acquired Company Percentage, in each case, solely to the extent such assets and liabilities are described and set forth on Exhibit A (and excluding any asset or liability accounts explicitly identified as being removed from the calculation of Net Working Capital on Exhibit B) and, in each case, as determined in accordance with the Accounting Methodology and consistent with the sample calculation of Net Working Capital on Exhibit B.  For the avoidance of doubt, “Net Working Capital” shall include all current Tax assets and Tax liabilities and shall exclude all deferred Tax assets and Tax liabilities and amounts reflected in Cash and Cash Equivalents, Indebtedness or Transaction Expenses.  Exhibit B sets forth the calculation of Net Working Capital as of March 31, 2017.

“Non-Party Affiliates” has the meaning set forth in Section 9.13.

“Order” means any order, injunction, judgment, decree, ruling, writ, assessment or arbitration award of a Governmental Body of competent jurisdiction.

“Ordinary Course of Business” means the ordinary and usual course of business of (a) Panadero Corp and its Subsidiaries or (b) Panadero Aggregates and its Subsidiaries, as context requires, in each case, consistent with past practice.

“Outside Date” has the meaning set forth in Section 2.1(a).

“Owned Real Property” has the meaning set forth in Section 5.9(f).

“Panadero Aggregates” has the meaning set forth in the Preamble.

“Panadero Aggregates Documents” has the meaning set forth in Section 5.2.

“Panadero Aggregates LLC Agreement” means the Second Amended and Restated Limited Liability Company Agreement of Panadero Aggregates, dated as of March 22, 2016, as amended or amended and restated from time to time.

“Panadero Corp” has the meaning set forth in the Preamble.

“Panadero Corp Documents” has the meaning set forth in Section 4.2.

“Panadero LP” has the meaning set forth in the Preamble.

“Pass-Through Tax Return” means any income Tax Return filed by or with respect to Panadero Aggregates or any of its Subsidiaries to the extent that (a) Panadero Aggregates or any of its Subsidiaries are treated as a pass-through entity for purposes of such Tax Return and (b) the results of operations reflected on such Tax Returns are also reflected on the Tax Returns of any Seller or the direct or indirect owner of any Seller.

“Pay-Off Letters” has the meaning set forth in Section 1.4.

“Payoff Indebtedness” means that certain Indebtedness of Panadero Corp and its Subsidiaries as of the close of business on the day immediately preceding the Closing Date, as set forth in the payoff letters delivered pursuant to Section 1.4.

“Permitted Exceptions” means (i) Liens for Taxes, assessments or other governmental charges not yet due and payable or the amount or validity of which is being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP; (ii) mechanics’, carriers’, workers’, repairers’ and similar Liens arising or incurred in the Ordinary Course of Business with respect to liabilities that are not yet due and payable or that are being contested in good faith by appropriate proceedings; (iii) zoning, entitlement and other land use and environmental regulations by any Governmental Body that do not materially and adversely affect, impair or interfere with the use of any property affected thereby; (iv) Liens securing debt as expressly disclosed in the Financial Statements; (v) Liens securing trade payables as expressly disclosed in the Financial Statements; (vi) title of a lessor under a capital or operating lease; (vii) easements, declarations, covenants, rights-of-way, leases, restrictions and other similar encumbrances that are disclosed in the real estate title insurance policies, commitments and reports or in the surveys for the Owned Real Properties made available to Buyer prior to the date hereof and all such matters affecting Leased Real Property; (viii) security interests arising under bonding indemnification agreements; (ix) Liens approved by Buyer in writing; (x) statutory or contractual Liens of landlords for amounts not yet delinquent; (xi) Liens arising under conditional sales contracts and equipment leases with third parties entered into in the Ordinary Course of Business; and (xii) such other imperfections in title, charges, easements, rights of way, restrictions, defects and exceptions that do not materially impair the use or value of the property to which they relate in the conduct of the business as currently conducted with respect thereto.

“Person” means any individual, partnership, limited partnership, limited liability company, corporation, firm, joint venture, association, joint-stock company, trust, unincorporated organization, Governmental Body or other entity.

“Policies” has the meaning set forth in Section 5.20.

“Pre-Closing Tax Period” means any taxable period that ends on or before the Closing Date and the portion of any Straddle Period ending on the Closing Date.

“Privileged Communications” has the meaning set forth in Section 9.14.

“Purchase Price” has the meaning set forth in Section 1.2.

“Registered Intellectual Property” means any and all issued patents, pending patent applications, registered marks, pending applications for registration of marks, registered copyrights and Internet domain names owned, filed or applied for by or on behalf of Panadero Aggregates and its Subsidiaries.

“Related Persons” has the meaning set forth in Section 5.19.

“Release” means any release, spill, emission, leaking, pumping, pouring, injection, escaping, deposit, disposal, discharge, dispersal, leaching, migration or dumping, of any Hazardous Material into or through the indoor or outdoor environment.

“Schedule” means a schedule to this Agreement.

“Section 280G Payments” has the meaning set forth in Section 7.15.

“Securities Act” means the Securities Act of 1933, as amended.

“Seller” and “Sellers” have the meanings set forth in the Preamble.

“Seller Documents” has the meaning set forth in Section 3.2.

“Seller Holdback Amount” means an amount equal to $10,000,000.

“Seller Representative” has the meaning set forth in the Preamble.

“Shares” has the meaning set forth in the Recitals.

“Significant Customers” has the meaning set forth in Section 5.21.

“Significant Suppliers” has the meaning set forth in Section 5.21.

“Software” means any and all (a) computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code, (b)

databases and compilations, including any and all data and collections of data, whether machine readable or otherwise, (c) descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing, screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons, and (d) all documentation, including user manuals and other training documentation, related to any of the foregoing.

“Straddle Period” means any taxable period that includes (but does not end on) the Closing Date.

“Subsidiary” means, with respect to a Person (including the Companies), any other Person of which (i) a majority of the outstanding voting securities are owned, directly or indirectly, by such Person, or (ii) such Person is entitled, directly or indirectly, to appoint a majority of the board of directors, board of managers or comparable governing body of such other Person.  For the avoidance of doubt, Panadero Aggregates is a Subsidiary of Panadero Corp.

“Takeover Proposal” has the meaning set forth in Section 7.11.

“Target Net Working Capital” means $57,500,000.

“Tax Claim” has the meaning set forth in Section 7.10(e).

“Tax Return” means all returns, declarations, reports, estimates, information returns and statements required or permitted to be filed in respect of any Taxes, including any schedules or attachments thereto and amendments thereof.

“Taxes” means (a) all federal, state, local or foreign taxes, charges, imposts, levies or other assessments, including all net income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, property and estimated taxes, customs duties, assessments and charges of any kind whatsoever and (b) all interest, penalties, fines, additions to tax or additional amounts imposed by any Taxing Authority in connection with any item described in clause (a).

“Taxing Authority” means the IRS and any other Governmental Body responsible for the administration of any Tax.

“Technology” means all Software, information, designs, formulae, algorithms, procedures, methods, techniques, ideas, know-how, research and development, technical data, programs, subroutines, tools, materials, specifications, processes, inventions (whether patentable or unpatentable and whether or not reduced to practice), apparatus, creations, improvements and other similar materials, and all recordings, graphs, drawings, reports, analyses, and other writings, and other tangible embodiments of the foregoing, in any form whether or not specifically listed herein, and all related technology, documentation and other materials used in, incorporated in, embodied in or displayed by any of the foregoing, or used or useful in the design, development, reproduction, maintenance or modification of any of the foregoing.

“Terminating Buyer Breach” has the meaning set forth in Section 2.1(e).

“Terminating Company Breach” has the meaning set forth in Section 2.1(d).

“Transaction” has the meaning set forth in the Recitals.

“Transaction Documents” means the Company Documents, Seller Documents and the Buyer Documents.

“Transaction Expenses” means the aggregate amount of (a) all fees and disbursements of attorneys, investment bankers, accountants and other professional advisors, which, in each case, have been incurred by Panadero Corp and/or its Subsidiaries in connection with the preparation, execution and consummation of this Agreement but have not been paid as of the Closing, (b) all retention, sale, change of control or similar bonuses, or “single-trigger” termination and severance payments payable to Company Personnel solely as a result of the consummation of the transactions contemplated by this Agreement (including all payments pursuant to the sale bonus letter agreement between Bluegrass Materials Company, LLC and Edward L. Baker, II, dated as of April 20, 2017, the sale bonus letter agreement between Bluegrass Materials Company, LLC and Charles Wodehouse, dated as of April 20, 2017 and all awards granted under the Bluegrass Materials Company LLC Long-Term Cash Incentive Plan), together with the employer-paid portion of any employment or payroll Taxes related thereto, and (c) all brokers and finders fees incurred by Panadero Corp and/or its Subsidiaries in connection with the transactions contemplated by this Agreement but have not been paid at Closing; provided, however, that no fees or expenses of Buyer are included in “Transaction Expenses”; provided further, that “Transaction Expenses” shall not include any amounts reflected in Indebtedness or Net Working Capital.

“Transfer Taxes” means any real property transfer (including all applicable real estate transfer, which, for the avoidance of doubt, includes any agricultural land transfer), sales, use, value added, stamp, documentary, recording, registration, conveyance, stock transfer, intangible property transfer, personal property transfer, registration, duty, securities transactions or similar Taxes or governmental charges in the nature of a Tax (together with any interest, penalty or addition to Tax imposed thereon) as levied by any Taxing Authority or other Governmental Body in connection with the transactions contemplated by this Agreement.

 “Treasury Regulations” means the U.S. Department of Treasury regulations promulgated under the Code, as such regulations may be amended from time to time.

“Valuation Firm” has the meaning set forth in Section 1.6(c)(ii).

“WARN Act” means the Worker Adjustment and Retraining Notification Act, as amended.

“Waiving Parties” has the meaning set forth in Section 9.14.

“Weil” has the meaning set forth in Section 9.14.

“Willful Breach” means a material breach of this Agreement that is a consequence of an omission by, or act undertaken by or caused by, the breaching party intentionally and with the knowledge that such omission or taking or causing of such act would, or would reasonably be expected to, cause such material breach of this Agreement.

10.2        Other Definitional and Interpretive Matters.  Unless otherwise expressly provided herein, for purposes of this Agreement, the following rules of interpretation shall apply:

(a)            Calculation of Time Period.  When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded.  If the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day.

(b)           Dollars.  Any reference in this Agreement to “$” shall mean U.S. dollars.

(c)            Exhibits/Schedules.  The Exhibits and Schedules to this Agreement are hereby incorporated and made a part hereof and are an integral part of this Agreement.  All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein.  Any capitalized terms used in any Schedule or Exhibit but not otherwise defined therein shall be defined as set forth in this Agreement.

(d)           Gender and Number.  Any reference in this Agreement to gender shall include all genders, and words imparting the singular number only shall include the plural and vice versa.

(e)            Headings.  The provision of a Table of Contents, the division of this Agreement into Articles, Sections and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect or be utilized in construing or interpreting this Agreement.  All references in this Agreement to any “Article” or “Section” are to the corresponding Article or Section of this Agreement unless otherwise specified.

(f)            Herein.  The words such as “herein,” “hereinafter,” “hereof,” and “hereunder” refer to this Agreement as a whole and not merely to a subdivision in which such words appear unless the context otherwise requires.

(g)           Including.  The word “including” or any variation thereof means “including, without limitation” and shall not be construed to limit any general statement that it follows to the specific or similar items or matters immediately following it.

(h)           Reflected On or Set Forth In.  An item arising with respect to a specific representation or warranty shall be deemed to be “reflected on” or “set forth in” a balance sheet or financial statements, to the extent any such phrase appears in such representation or warranty, if (a) there is a reserve, accrual or other similar item underlying a number on such balance sheet or financial statements that related to the subject matter of such representation, or (b) such item is otherwise specifically set forth on the balance sheet or financial statements or is specifically set forth in the notes thereto.

(i)             Made Available.  Any reference in this Agreement to “made available” means a document or other item of information that was provided or made available to Buyer and its representatives prior to the date hereof in any “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the Transaction.

(j)             Successor Laws.  Any reference to any particular Code section or any other Law will be interpreted to include any revision of or successor to that section regardless of how it is numbered or classified.

(k)            Heirs, Executors, etc.  References herein to any Person shall include such Person's heirs, executors, personal representatives, administrators, successors and assigns; provided, however, that nothing contained in this Section 10.2(k) is intended to authorize any assignment or transfer not otherwise permitted by this Agreement.

10.3        Joint Drafting.  The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

** REMAINDER OF PAGE INTENTIONALLY LEFT BLANK **

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized, as of the date first written above.

SELLERS:

LG PANADERO, L.P.

By:	/s/ Alan E. Goldberg
	Name:	Alan E. Goldberg
	Title:	Authorized Signatory

By:	/s/ Robert D. Lindsay
	Name:	Robert D. Lindsay
	Title:	Authorized Signatory

[Securities Purchase Agreement]

BLUE WATER PANADERO INVESTORS II LLC

By:	/s/ William Whitridge
	Name:	William Whitridge
	Title:	Partner

[Securities Purchase Agreement]

BAKER AGGREGATES INVESTMENTS, LLC

By:	/s/ Edward L. Baker, II
	Name:	Edward L. Baker, II
	Title:	Principal

[Securities Purchase Agreement]

Each of:

Edward L. Baker, II
Blue Water Worldwide LLC
William Bulluck
Edward Carey
Cort Dondero
Vernon Ferris
Mary Glisson
Jeremy Goad
Steve Godzich
Jeanne Hodge
Amy Means
Travis Miller
Larry Smith
John Swart
Donnie Walker
Ronnie Walker
Danny Williard
Charles Wodehouse

By: LG PANADERO, L.P., acting with power of attorney pursuant to a resolution of the Board of Managers of Panadero Aggregates

By:	/s/ Alan E. Goldberg
Name:	Alan E. Goldberg
Title:	Authorized Signatory

By:	/s/ Robert D. Lindsay
	Name:	Robert D. Lindsay
	Title:	Authorized Signatory

[Securities Purchase Agreement]

COMPANIES:

PANADERO CORP.

By:	/s/ John A. W. Werwaiss
	Name:	John A. W. Werwaiss
	Title:	President

[Securities Purchase Agreement]

PANADERO AGGREGATES HOLDINGS, LLC

By:	/s/ John A. W. Werwaiss
	Name:	John A. W. Werwaiss
	Title:	President

[Securities Purchase Agreement]

BUYER:

MARTIN MARIETTA MATERIALS, INC.

By:	/s/ C. Howard Nye
	Name:	C. Howard Nye
	Title:	Chairman, President and Chief Executive Officer

[Securities Purchase Agreement]